
03057074

ANTHRACITE CAPITAL ANNUAL REPORT 2002

TABLE OF CONTENTS

Dear Fellow Shareholders:

2002 was a challenging year across all financial markets. Continued economic malaise, corporate scandals, terrorism threats and falling equity prices weighed heavily on the broad economy. The commercial real estate finance markets were also in a state of flux. Concern about credit performance in the context of a slowing economy created significant challenges, but improved liquidity created attractive opportunities for the Company.

The total return of the Company's common stock was 11.9% for the calendar year ending 2002. This compares favorably to the returns of the various equity indices for the same period. The Company believes this performance reflects a renewed interest in stocks that have consistent earnings, maintain stable dividends and can act quickly in challenging environments to take advantage of opportunities as they arise. Just as importantly, the economic return of the Company during 2002 (change in net asset value plus dividends paid) was 22.3%, reflecting the decline in interest rates, the tightening of credit spreads and the strong dividend paying power of the Company's portfolio.

During 2002, the Company navigated a challenging economic environment focusing on opportunities to improve financial stability. As interest rates fell, the Company moved quickly to close a secured debt offering of $419 million face value which comprised a significant part of its commercial real estate securities portfolio. The terms of the issuance were among the most favorable for a commercial real estate debt platform. In December of 2002, the Company built on that success with another issuance of $281 million face value of debt. The effect of the two transactions was to match fund on a non-recourse basis 91.3% of the total commercial real estate securities owned by the Company. The match funding to term eliminates the liquidity risk and short-term rate risk of holding these securities over the long-term.

These transactions firmly established the Company as a premier issuer of secured debt throughout world capital markets, creating an opportunity to issue debt at favorable rates that can lock in attractive spreads for future asset acquisitions.

Credit performance of the Company's loan and commercial mortgage backed securities portfolios continues to be in line with the Company's expectations. The commercial loan portfolio experienced paydowns at par of $75 million, providing an average realized return of 16.5% with no losses. Delinquencies in our commercial mortgage backed securities portfolio reached 2.08% at the end of the first quarter 2002 and decreased to 1.87 % at year end. This performance was surprisingly stable given the generally negative tone in the economy. Despite the 2002 performance, we expect 2003 delinquencies and realized losses to rise. Within the next twelve months, the Company expects to re-underwrite a significant amount of its 1998 vintage CMBS portfolio to update our loss assumptions in the context of the current economic environment and the seasoning of the portfolio. The Company remains confident in its underwriting processes, but we expect 2003 to test loss assumptions throughout the industry.

As we look forward into 2003 several important challenges remain. First, a persistently weak economic environment negatively affects the performance of properties underlying our commercial real estate debt portfolio, and this could increase our actual losses above expected losses and therefore lower the yield on our portfolio. Second, a weak economic environment has created the related challenges of low nominal interest rates and intense competition for yield among investors. Over time, these challenges can cause the Company's earnings to decline due to a lower yield on the existing portfolio and lower yield on reinvestment. In our view, the best way to meet these challenges is to continue to diversify our portfolio and grow our balance sheet accretively. Our shareholders can be assured that we will explore opportunities to grow when and if we believe these opportunities will increase earnings and strengthen dividends.

Our core belief remains that a carefully underwritten, properly financed portfolio of high yield real estate debt and securities will provide attractive absolute and risk adjusted returns for investors. We believe that these returns could in many instances prove to be superior to those of owning the underlying real estate equity. The opportunity for Company shareholders to participate in the returns of real estate debt with the liquidity of a publicly traded stock represents a relatively unique opportunity in the capital markets.

We remain optimistic about the Company's long-term growth potential and appreciate your continued commitment and support.



Hugh R. Frater
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

All dollar figures expressed herein are expressed in thousands, except share or per share amounts.

General

The Company's primary long-term objective is to distribute consistent dividends supported by operating earnings. The Company considers its operating earnings ("Operating Earnings") to be net income available to common stockholders as determined under generally accepted accounting principles in the United States of America ("GAAP") before gains and losses, changes in accounting pronouncements and Statement of Financial Accounting Standard (SFAS) 133 hedging adjustments.

Operating Earnings are primarily maintained by consistent credit performance on the Company's investments and stability of the Company's liability structure. In 2002, the Company established a strong long-term secured debt issuance platform through two Collateralized Debt Obligation ("CDO") offerings. These transactions effectively match funded a significant part of the Company's long-term credit sensitive Commercial Mortgage Backed Securities ("CMBS") and Real Estate Investment Trust ("REIT") portfolios at attractive terms. In 2003 the Company expects to redeploy capital raised from these transactions combined with additional equity capital raised from the Company's strategic common stock issuance program. This is expected to lead to the accretion of both earnings and book value per share as well as to increase diversification of credit exposure.

The Company establishes its dividend by analyzing the long-term sustainability of Operating Earnings given existing market conditions and the current composition of its portfolio. This includes an analysis of the Company's credit loss assumptions, general level of interest rates, realized gains and losses and projected hedging costs. These factors are generally beyond the Company's control so there is no certainty that dividends will remain at current levels. During calendar year 2002, the Company distributed $1.40 per share in the form of fully taxable dividends on a quarterly basis.

For the year ended December 31, 2002, the Company recorded $1.18 of GAAP earnings per share and $1.67 of Operating Earnings per share. For the year ended December 31, 2001, the Company recorded $1.35 of GAAP earnings per share and $1.44 of Operating Earnings per share. The table below reconciles GAAP earnings per share with Operating Earnings per share for the four years ended December 31, 2002:

	Year Ended December 31,			
	2002	2001	2000	1999
Operating Earnings	$ 1.67	$ 1.44	$ 1.19	$ 1.18
Gain/(loss) on sale of securities available for sale	0.24	0.20	0.12	(0.02)
Gain/(loss) on securities classified as held for trading	(0.64)*	(0.07)	(0.02)	0.10
Foreign currency gain/(loss), hedge ineffectiveness & incentive fee attributable to other gains	(0.01)	(0.02)	(0.01)	-
Loss on impairment	(0.22)	(0.15)	-	-
Cumulative transition adjustment - SFAS 133	-	(0.05)	-	-
Cumulative transition adjustment - SFAS 142	0.14	-	-	-
GAAP Net Income per share	$ 1.18	$ 1.35	$ 1.28	$ 1.26

*Includes hedges

Commercial Real Estate Securities Portfolio Activity

The Company continues to increase its investments in commercial real estate securities. Commercial real estate securities include CMBS and investment grade REIT debt. During the year ended December 31, 2002, the Company increased total assets in this sector by 97% from $453,953 to $894,345. This increase was attributable to the execution of the two CDO offerings that provided an attractive match funding financing platform for these assets.

The table below is a summary of the Company's investments by asset class since inception:

	Carrying Value as of December 31,									
	2002		2001		2000		1999		1998	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial real estate securities	$ 894,345	36.1%	$ 453,953	20.9%	$ 412,435	42.6%	$ 272,733	42.2%	$ 273,018	40.9%
Commercial real estate loans[1]	73,929	3.0	150,954	6.9	163,541	16.9	69,611	10.7	35,581	5.3
Residential mortgage backed securities	1,506,450	60.9	1,570,009	72.2	337,222	34.9	304,462	47.1	192,050	28.8
U.S. Treasury securities	-	-	-	-	54,043	5.6	-	-	166,835	25.0
Total	$2,474,724	100.0%	$ 2,174,916	100.0%	$ 967,241	100.0%	$ 646,806	100.0%	$ 667,484	100.0%

[1]Includes real estate joint ventures

The Company's first CDO transaction was issued as Anthracite CDO 2002 CIBC-1 and closed on May 15, 2002 ("CDO I"). The Company issued $403,633 of debt secured by a portfolio of commercial real estate securities with a total par of $515,880 and an adjusted purchase price of $431,995. On December 10, 2002, the Company issued another $280,607 of debt through Anthracite CDO 2002-2 ("CDO II") secured by a separate portfolio of commercial real estate securities with a par of $313,444 and an average adjusted purchase price of $289,197. Included in CDO II was a ramp facility that will be utilized to fund the purchase of an additional $50,000 of par of below investment grade CMBS by September 30, 2003. Use of the ramp facility will permit the Company to increase the net interest spread of the transaction by adding high yielding CMBS to the asset portfolio. The Company retained 100% of the equity of both CDOs and is recording the transaction on its books as a financing.

	Collateral as of December 31, 2002		Debt as of December 31, 2002		
	Adjusted Purchase Price	Loss Adjusted Yield	Adjusted Issue Price	Weighted Average Cost of Funds*	Net Spread
CDO I	$ 435,693	8.81%	$ 403,983	7.21%	1.60%
CDO II	289,197	7.59%	280,607 ***	5.73%	1.86%
Total **	$ 724,890	8.32%	$ 684,590	6.60%	1.72%

* Weighted Average Cost of Funds is the current cost of funds plus hedging expenses.

** The total market value of the assets contributed to the two CDOs at December 31, 2002 was $726,769, an additional $50,000 of par can be contributed through the ramp facility. Securities contributed at a discounted market value would generate excess cash in the amount of the discount.

*** The company did not sell $22,850 of par of CDO II debt rated BBB- and BB

Assets contributed to the CDOs were a combination of below investment grade CMBS (rated below BBB-), investment grade CMBS (rated BBB- to BB+) and investment grade unsecured REIT debt. CMBS securities rated B- or lower were not contributed into either CDO. The Company did not contribute certain other below investment grade CMBS rated BB+ down to B. Other securities that were not contributed to either CDO include a portfolio of AAA rated CMBS IO securities and other CMBS related securities.

The following table details the par, fair market value, adjusted purchase price and loss adjusted yield of the Company's commercial real estate securities outside of the CDOs as of December 31, 2002:

	Par	Fair Market Value	Dollar Price	Adjusted Purchase Price	Dollar Price	Loss Adjusted Yield
CMBS rated BB+ to B	$ 89,958	$ 59,110	65.71	$ 72,937	81.08	9.0%
CMBS rated B- or lower	280,987	83,386	29.68	116,528	41.47	12.6%
CMBS IOs*	935,678	43,634	4.66	42,590	4.55	9.5%
Other CMBS	4,000	3,262	81.55	3,211	80.28	7.0%
Total	$ 1,310,623	$ 189,392	14.45	$ 235,266	17.95	10.83%

*CMBS interest only securities ("IOs")

Below Investment Grade CMBS and Underlying Loan Performance

The Company divides its below investment grade CMBS investment activity into two portfolios: its seven trusts in which it owns the first loss position and as a result controls the workout process ("Controlling Class") and other below investment grade CMBS. The distinction between the two is in the controlling class rights. Controlling class rights allow the Company to control the workout and/or disposition of defaults that occur in the underlying loans. These securities absorb the first losses realized in the underlying loan pools. Other below investment grade CMBS have no right to control the workout and/or disposition of underlying loan defaults, however they are not the first to absorb losses in the underlying pools.

During 2002, the Company acquired $199,840 of par of other below investment grade CMBS and did not acquire any new Controlling Class securities. The Company continues to take a cautious approach to the real estate credit markets and favored CMBS with greater credit protection rather than being in a first loss position. The total par of the Company's other below investment grade CMBS at December 31, 2002 was $261,157; the total credit protection, or subordination level, of this portfolio is 6.50%. The total par of the Company's Controlling Class CMBS at December 31, 2002 was $690,052 and the total par of the loans underlying these securities was $9,616,797. The non-rated security is the first to absorb underlying loan losses until its par is completely written off. The coupon payment on the non-rated security can also be reduced for special servicer fees charged to the trust. The next highest rated security in the structure will then generally be downgraded to non-rated and becomes the first to absorb losses and expenses from that point on.

The Company's investment in its Controlling Class CMBS by credit rating category at December 31, 2002 is as follows:

	Par	Fair Market Value	Dollar Price	Adjusted Purchase Price	Dollar Price	Subordination Level
BB+	$ 65,159	$ 56,543	86.78	$ 56,181	86.22	8.26%
BB	58,170	48,674	83.68	48,560	83.48	6.73%
BB-	84,972	59,415	69.92	68,623	80.76	5.48%
B+	32,329	21,533	66.61	23,173	71.68	3.72%
B	168,435	99,815	59.26	125,197	74.33	3.35%
B-	87,231	40,335	46.24	53,415	61.23	2.32%
CCC	70,407	17,715	25.16	28,942	41.11	1.46%
NR	123,349	25,335	20.54	34,171	27.70	n/a
Total	$ 690,052	$ 369,365	53.53	$ 438,262	63.51	

The Company's investment in its Controlling Class CMBS by credit rating category at December 31, 2001 is as follows:

	Par	Fair Market Value	Dollar Price	Adjusted Purchase Price	Dollar Price	Subordination Level
BB+	$ 64,042	$ 47,351	73.94	$ 51,547	80.49	8.88%
BB	39,087	28,176	72.09	33,820	86.52	6.76%
BB-	84,972	52,732	62.06	67,721	79.70	5.36%
B+	32,329	19,274	59.62	22,579	69.84	3.64%
B	168,435	91,022	54.04	122,948	72.99	3.31%
B-	87,231	37,980	43.54	52,172	59.81	2.28%
CCC	70,407	17,611	25.01	28,624	40.66	0.90%
NR	126,010	25,556	20.28	34,728	27.56	n/a
Total	$ 672,513	$ 319,702	47.54	$ 414,139	61.58	

During 2002, the par for one of the Company's Controlling Class CMBS was written down by the servicer in the amount of $2,388. This reduction in par does not affect the Company's loss adjusted yield on this asset. During the year ended 2002 certain delinquent loans in CMAC 98-C2 caused a temporary shortfall of interest available to pay the non-rated security which shortfall may not be recoverable. The Company expects the coupon to resume during the first half of 2003. These types of shortfalls are expected to occur in non-rated CMBS classes and therefore the Company currently does not believe this is an impairment that requires a change in loss assumptions. Further delinquencies and losses may cause the shortfall to continue and cause the Company to conclude that a change in loss adjusted yield is required along with a significant write down of the adjusted purchase price through the income statement according to EITF 99-20. Also during 2002, the loan pools were paid down by $128,344. Pay down proceeds are distributed to the highest rated CMBS class first and reduce the percent of total underlying collateral represented by each rating category.

For all of the Company's Controlling Class securities, the Company assumes that 1.88% of the remaining current aggregate loan balance will not be recoverable. This has not changed from the year ended 2001. This estimate was developed based on an analysis of individual loan characteristics and prevailing market conditions at the time of origination. This loss estimate equates to cumulative expected defaults of approximately 5% over the life of the portfolio and an average assumed loss severity of 37.6% of the defaulted loan balance. All estimated workout expenses including special servicer fees are included in these assumptions. Actual results could differ materially from these estimated results. See Item 7A - "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of how differences between estimated and actual losses could affect Company earnings.

The Company monitors credit performance on a monthly basis and debt service coverage ratios on a quarterly basis. Using these and other statistics, the Company maintains watch lists for loans that are delinquent thirty days or more and for loans that are not delinquent but have issues that the Company feels require close monitoring. The Company plans to perform a detailed re-underwriting of a substantial number of the underlying loans supporting its Controlling Class CMBS within the next 18 months. Upon completion, the Company may determine that its GAAP yields and book values need to be adjusted.

The Company considers delinquency information from the Lehman Brothers Conduit Guide to be the most relevant measure of credit performance and market conditions applicable to its Controlling Class CMBS holdings. The year of issuance, or vintage year, is important, as older loan pools will tend to have more delinquencies than newly underwritten loans. The Company owns Controlling Class CMBS issued in 1998, 1999 and 2001. Comparable delinquency statistics referenced by vintage year as a percentage of par outstanding as of December 31, 2002 are shown in the table below:

Vintage Year	Underlying Collateral	Delinquencies Outstanding	Lehman Conduit Guide
1998	$ 7,960,108	2.12%	1.87%
1999	735,625	1.51%	1.24%
2001	921,064	0.00%	0.58%
Total	$ 9,616,797	1.87%*	1.28%*

* Weighted average based on respective collateral

Morgan Stanley also tracks CMBS loan delinquencies for the specific CMBS transactions with more than $200,000 of collateral and that have been seasoned for at least one year. This seasoning criterion will generally adjust for the lower delinquencies that occur in newly originated collateral. As of December 31, 2001, the Morgan Stanley index indicated that delinquencies on 174 securitizations was 1.85%, and as of December 31, 2002, this same index indicated that delinquencies on 204 securitizations was 2.01%. See Item 7A - "Quantitative and Qualitative Disclosures About Market Risks" for a detailed discussion of how delinquencies and loan losses affect the Company.

Delinquencies on the Company's CMBS collateral as a percentage of principal increased in line with expectations. The Company's aggregate delinquency experience is consistent with comparable data provided in the Lehman Brothers Conduit Guide.

Of the 36 delinquent loans shown on the chart in Note 2 of the consolidated financial statements, one was delinquent due to technical reasons, six were Real Estate Owned (REO) and being marketed for sale, three were in foreclosure, and the remaining 26 loans were in some form of workout negotiations. Aggregate realized losses of $6,141 were realized in the fourth quarter of 2002. This brings cumulative net losses realized to $9,149, which is 5.1% of total estimated losses. These losses include special servicer and other workout expenses. This experience to date is in line with the Company's loss expectations. Realized losses are expected to increase on the underlying loans as the portfolio ages. Special servicer expenses are also expected to increase as portfolios mature and US economic activity remains weak.

The Company manages its credit risk through disciplined underwriting, diversification, active monitoring of loan performance and exercise of its right to control the workout process as early as possible. The Company maintains diversification of credit exposures through its underwriting process and can shift its focus in future investments by adjusting the mix of loans in subsequent acquisitions. The comparative profiles of the loans underlying the Company's CMBS by property type as of December 31, 2002 and for the two prior years is as follows:

	12/31/02 Exposure		12/31/01 Exposure		12/31/00 Exposure	
Property Type	Loan Balance	% of Total	Loan Balance	% of Total	Loan Balance	% of Total
Multifamily	$ 3,302,387	34.4%	$ 3,432,708	34.6%	$ 3,176,333	34.8%
Retail	2,704,952	28.1	2,763,045	27.9	2,429,959	26.6
Office	1,809,519	18.8	1,866,338	18.8	1,724,130	18.9
Lodging	834,854	8.7	853,935	8.6	861,094	9.4
Industrial	589,044	6.1	604,852	6.1	547,037	6.0
Healthcare	346,298	3.6	353,697	3.6	367,989	4.0
Parking	29,743	0.3	35,225	0.4	30,608	0.3
Total	$ 9,616,797	100%	$ 9,909,800	100%	$ 9,137,150	100%

As of December 31, 2002, the fair market value of the Company's holdings of CMBS is $60,738 lower than the adjusted cost for these securities. Except for the writedown of the FMACT bond, this decline in the value of the investment portfolio represents market valuation changes and is not due to actual credit experience or credit expectations. The adjusted purchase price of the Company's Controlling Class CMBS portfolio as of December 31, 2002 represents approximately 64% of its par amount. The market value of the Company's Controlling Class CMBS portfolio as of December 31, 2002 represents approximately 54% of its par amount. As the portfolio matures, the Company expects to recoup the unrealized loss, provided that the credit losses experienced are not greater than the credit losses assumed in the purchase analysis. As of December 31, 2002, the Company believes there has been no material deterioration in the credit quality of its portfolio below original expectations.

As the portfolio matures and expected losses occur, subordination levels of the lower rated classes of a CMBS investment will be reduced. This may cause the lower rated classes to be downgraded which would negatively affect their market value and therefore the Company's net asset value. Reduced market value will negatively affect the Company's ability to finance any such securities that are not financed through a CDO or similar matched funding vehicle. In some cases, securities held by the Company may be upgraded to reflect seasoning of the underlying collateral and thus would increase the market value of the securities.

The Company's GAAP income for its CMBS securities is computed based upon a yield which assumes credit losses would occur. The yield to compute the Company's taxable income does not assume there would be credit losses, as a loss can only be deducted for tax purposes when it has occurred. As a result, for the years 1998 through December 31, 2002, the Company's GAAP income accrued on its CMBS assets was approximately $19,650 lower than the taxable income accrued on the CMBS assets.

The FMACT 1998-BA class B security continues to perform poorly. Based on the information provided by the trustee, as of December 16, 2002, of the 71 borrowers in the loan pool underlying this security, there are 8 borrowers with loans in the amount of $36,741 which are in default, 10 borrowers with loans in the amount of $23,722 which are delinquent, and 53 borrowers with loans in the amount of $135,292 which are current. During the fourth quarter of 2002, the servicer of the underlying loans recouped principal and interest advances made in prior years. This action resulted, at least temporarily, in insufficient cash being available to make the payments required on the Company's class B security.

Based on the delinquencies and defaults in the underlying pools, and the missed payments during the fourth quarter of 2002 as described above, the Company revised its estimated future cash flows from this investment. Accordingly, in accordance with EITF 99-20, the Company determined that its investment was impaired and wrote down the adjusted purchase price of this security by $10,273 to its estimated fair value and increased the GAAP yield from 7.69% to a market yield for a security of this credit quality, estimated to be 20%. These figures incorporate the assumption that an additional $31,203 of losses will be experienced by the underlying pools and an estimate of another 1.0% of losses per year over the remaining life of the trust. This security was part of the CORE Cap acquisition in May of 2000 and was rated AA at that time. This security is currently rated D by Standard & Poors and CC by Fitch Ratings.

Commercial Real Estate Loan Activity

The Company's commercial real estate loan portfolio generally emphasizes larger transactions located in metropolitan markets, as compared to the typical loan in the CMBS portfolio. There are no delinquencies in the Company's commercial real estate loan portfolio, which is relatively small and heterogeneous. The Company has determined it is not necessary to establish a loan loss reserve.

The following table summarizes the Company's commercial real estate loan portfolio by property type as of December 31, 2002, 2001 and 2000:

	Loans Outstanding						Weighted Average Coupon		
	December 31, 2002		December 31, 2001		December 31, 2000				
Property Type	Amount	%	Amount	%	Amount	%	2002	2001	2000
Office	$ 69,431	91.4%	$ 86,863	57.6%	$ 98,454	60.2%	9.5%	9.3%	13.8%
Multifamily	3,013	4.0	15,000	9.9	15,000	9.2	3.6%	20.0%	20.0%
Retail	3,500	4.6	-	-	-	-	4.6%	-%	-%
Hotel	-	-	49,091	32.5	50,087	30.6	-	8.2%	11.1%
Total	$ 75,944	100.0%	$ 150,954	100.0%	$ 163,541	100.0%	9.2%	10.0%	13.5%

Recent Events

Included in CDO II was a ramp facility that will be utilized to fund the purchase of $50,000 of par of below investment grade CMBS. On March 14, 2003, the Company purchased $78,027 par of securities in CSFB 2003-CPN1. Of this purchase, $30,000 par will be contributed into the ramp facility for CDO II, and $48,027 will be held outside of CDO II.

On March 6, 2003, the unaffiliated directors approved an extension of the management agreement (the "Management Agreement"), dated March 27, 1998, between the Company and BlackRock Financial Management, Inc. (the "Manager") from its expiration of March 27, 2003 for one year through March 31, 2004. The terms of the renewed agreement are similar to the prior agreement except for the incentive fee calculation which would provide for a rolling four-quarter high watermark rather than a quarterly calculation. In determining the rolling four-quarter high watermark, the Company would calculate the incentive fee based upon the current and prior three quarters' net income (the "Yearly Incentive Fee"). The Manager would be paid an incentive fee in the current quarter if the Yearly Incentive Fee is greater than what was paid to the Manager in the prior three quarters cumulatively. The Company will phase in the rolling four-quarter high watermark commencing with the second quarter of 2003. Calculation of the incentive fee will be based on GAAP and adjusted to exclude special one-time events pursuant to changes in GAAP accounting pronouncements after discussion between the Manager and the unaffiliated directors. The incentive fee threshold did not change. The high watermark will be based on the existing incentive fee hurdle, which provides for the Manager to be paid 25% of the amount of earnings (calculated in accordance with GAAP) per share that exceeds the product of the adjusted issue price of the Company's common stock per share ($11.39 as of December 31, 2002) and the greater of 9.5% or 350 basis points over the ten-year Treasury note.

On February 6, 2003, the Company funded a capital call notice from Carbon Capital, Inc. ("Carbon") in the amount of $2,680. This was used by Carbon to acquire a mezzanine loan secured by ownership interests in an entity that owns a mixed-use development.

In January 2003, the par for two of the Company's Controlling Class CMBS was written down by the servicer in the aggregate amount of $4,284. This reduction in par does not affect the Company's loss adjusted yield on this asset.

In January 2003, the Company's $200,000 financing facility with Merrill Lynch Mortgage Capital, Inc. expired pursuant to its terms. There was no balance owing at the expiration.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based on the amounts reported in the Company's consolidated financial statements. These financial statements are prepared in accordance with GAAP. In preparing the financial statements, management is required to make various judgments, estimates and assumptions that affect the reported amounts. Changes in these estimates and assumptions could have a material effect on the Company's consolidated financial statements. The following is a summary of the Company's accounting policies that are the most affected by management judgments, estimates and assumptions:

Securities Available for Sale

The Company has designated its investments in mortgage-backed securities, mortgage-related securities and certain other securities as available for sale. Securities available for sale are carried at estimated fair value with the net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Many of these investments are relatively illiquid, and their values must be estimated by management. In making these estimates, management generally utilizes market prices provided by dealers who make markets in these securities, but may, under certain circumstances, adjust these valuations based on management's judgment. Changes in the valuations do not affect the Company's reported income or cash flows, but impact stockholders' equity and, accordingly, book value per share.

Management must also assess whether unrealized losses on securities reflect a decline in value which is other than temporary, and, accordingly, write the impaired security down to its fair value, through earnings. Significant judgment of management is required in this analysis which includes but is not limited to making assumptions regarding the collectibility of the principal and interest, net of related expenses, on the underlying loans.

Income on these securities is recognized based upon a number of assumptions that are subject to uncertainties and contingencies. Examples of these include, among other things, the rate and timing of principal payments (including prepayments, repurchases, defaults and liquidations), the pass-through or coupon rate and interest rate fluctuations. Additional factors that may affect the Company's reported interest income on its mortgage securities include interest payment shortfalls due to delinquencies on the underlying mortgage loans, and the timing and magnitude of credit losses on the mortgage loans underlying the securities that are a result of the general condition of the real estate market (including competition for tenants and their related credit quality) and changes in market rental rates. These uncertainties and contingencies are difficult to predict and are subject to future events which may alter the assumptions.

The Company adopted EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" on April 1, 2001. The Company recognizes interest income from its purchased beneficial interests in securitized financial interests ("beneficial interests") (other than beneficial interests of high credit quality, sufficiently collateralized to ensure that the possibility of credit loss is remote, or that cannot contractually be prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment) in accordance with this guidance. Accordingly, on a quarterly basis, when significant changes in estimated cash flows from the cash flows previously estimated occur due to actual prepayment and credit loss experience, the Company calculates a revised yield based on the current amortized cost of the investment (including any other-than-temporary impairments recognized to date) and the revised cash flows. The revised yield is then applied prospectively to recognize interest income.

Prior to April 1, 2001, the Company recognized income from these beneficial interests using the effective interest method, based on an anticipated yield over the projected life of the security. Changes in the anticipated yields were calculated due to revisions in the Company's estimates of future and actual credit losses and prepayments. Changes in anticipated yields resulting from credit loss and prepayment revisions were recognized through a cumulative catch-up adjustment at the date of the change which reflected the change in income from the security from the date of purchase through the date of change in the anticipated yield. The new yield was then used prospectively to account for interest income. Changes in yields from reduced estimates of losses were recognized prospectively.

For other mortgage-backed and related mortgage securities, the Company accounts for interest income under SFAS 91, using the effective yield method which includes the amortization of discount or premium arising at the time of purchase and the stated or coupon interest payments.

As a result of the pending closing of CDO I, at the end of the first quarter 2002 the Company reclassified all of its subordinated CMBS on the balance sheet from available-for-sale to held-to-maturity. The effect of this reclassification changed the accounting basis of these securities, prospectively, from mark to market to adjusted cost. However, in accordance with SFAS 133, the interest rate swap agreements entered into by the Company to hedge the variable rate exposure of the debt of CDO I are required to be presented on the balance sheet at their fair market value. Accordingly, the Company has determined that at December 31, 2002, and going forward, it will classify all of its subordinated CMBS as available-for-sale securities and record them at fair market value. This is consistent with the mark to market requirement for the CDO's interest rate swap agreements.

The reclassification of these securities to available-for-sale from held-to-maturity increased the recorded value of these securities from $558,522 to $610,713 with the difference being recorded in other comprehensive income. The circumstance causing the Company to change this classification was not considered a permitted circumstance as stated in Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and is therefore inconsistent with the Company's intent regarding its held-to-maturity classification. Accordingly, the Company will be prohibited from classifying its subordinated CMBS (current holdings as well as future purchases) as held-to-maturity for a period of two years.

Securities Held for Trading

The Company has designated certain other securities as held for trading. Securities held for trading are also carried at estimated fair value, but changes in fair value are included in income. The valuations of these securities and the interest income recognized are subject to the same uncertainties as those discussed above.

Mortgage Loans

The Company purchases and originates commercial mortgage loans to be held as long-term investments. The Company also has an investment in a private opportunity fund which invests in commercial mortgage loans and is managed by the Manager. Management must periodically evaluate each of these loans for possible impairment. Impairment is indicated when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. If a loan is determined to be impaired, the Company would establish a reserve for probable losses and a corresponding charge to earnings. Given the nature of the Company's loan portfolio and the underlying commercial real estate collateral, significant judgment of management is required in determining impairment and the resulting loss allowance which includes but is not limited to making assumptions regarding the value of the real estate which secures the mortgage loan. To date, the Company has determined that no loss allowances have been necessary on the loans in its portfolio or held by the opportunity fund.

Real Estate Joint Ventures

The Company makes investments in real estate entities over which the Company exercises significant influence, but not control. The real estate held by such entities must be regularly reviewed for impairment, and would be written down to its estimated fair value, through earnings, if impairment is determined to exist. This review involves assumptions about the future operating results of the real estate and market factors, all of which are subjective and difficult to predict. To date, the Company has determined that none of the real estate held by its joint ventures is impaired.

Derivative Instruments

The Company utilizes various hedging instruments (derivatives) to hedge interest rate and foreign currency exposures or to modify the interest rate or foreign currency characteristics of related Company investments. All derivatives are carried at fair value, generally estimated by management based on valuations provided by the counterparty to the derivative contract. For accounting purposes, the Company's management must decide whether to designate these derivatives as hedging borrowings, securities available for sale, securities held for trading or foreign currency exposure. This designation decision affects the manner in which the changes in the fair value of the derivatives are reported.

Deferred Financing

The deferred financing cost which is included in other assets on the Company's Consolidated Statements of Financial Condition include issuance costs related to the Company's debt and are amortized using the straight line method which method is similar to the results of the effective interest method.

Impairment - Securities

In accordance with SFAS 115, when the estimated fair value of the security classified as available-for-sale has been below amortized cost for a significant period of time and the Company concludes that it no longer has the ability or intent to hold the security for the period of time over which the Company expects the values to recover to amortized cost, the investment is written down to its fair value. The resulting charge is included in income, and a new cost basis established. Additionally, under EITF 99-20, when significant changes in estimated cash flows from the cash flows previously estimated occur due to actual prepayment and credit loss experience, and the present value of the revised cash flows using the current expected yield is less than the present value of the previously estimated remaining cash flows (adjusted for cash receipts during the intervening period), an other-than-temporary impairment is deemed to have occurred. Accordingly, the security is written down to fair value with the resulting change being included in income, and a new cost basis established. In both instances, the original discount or premium is written off when the new cost basis is established. .

After taking into account the effect of the impairment charge, income is recognized under EITF 99-20 or SFAS 91, as applicable, using the market yield for the security used in establishing the write-down.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with indefinite useful lives. Instead, goodwill and intangible assets deemed to have indefinite useful lives will be subject to an annual review for impairment. The new standards were effective for the Company in the first quarter of 2002. Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company recorded a one-time, noncash adjustment of approximately $6,327 to write off the unamortized balance of its negative goodwill. Such charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations. Amortization of negative goodwill was $1,942 and $1,062 for the years ended December 31, 2001 and 2000, respectively.

In August of 2001, the FASB issued SFAS No, 143, "Accounting for Asset Retirement Obligations" (effective January 1, 2003) and SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (effective January 1, 2002). SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Company has determined that these Interpretations do not have a significant impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The disclosure provisions of this Interpretation are effective for the Company's December 31, 2002 consolidated financial statements. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has determined that this Interpretation does not currently impact the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SAFS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company has determined that this Interpretation does not currently impact the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of the Interpretation will be immediately effective for all variable interests in variable interest entities created after January 31, 2003. The Company will need to apply this Interpretation to any existing variable interests in variable interest entities by no later than July 1, 2003. The Company is in the process of evaluating all of its investments and other interests in entities that may be deemed variable interest entities under the provisions of FIN 46. These include interests in commercial mortgage backed securities and their issuers that have issued securities with a total face value of $9,616,797. The Company's actual loss is limited to the amounts that are not financed in its non recourse CDOs. The fair value of the securities financed in the CDOs is $460,210; the amount held outside of the CDOs is $142,496. The Company believes that many of these interests and entities will not be consolidated, and may not ultimately fall under the provisions of FIN 46. The Company cannot make any definitive conclusion until it completes its evaluation.

Results of Operations

Net income for the year ended December 31, 2002 was $59,995, or $1.18 per share ($1.18 diluted). Net income for the year ended December 31, 2001 was $56,271, or $1.41 per share ($1.35 diluted). Net income for the year ended December 31, 2000 was $39,326, or $1.37 per share ($1.28 diluted). The increase in income in both 2002 from 2001 and 2001 from 2000 is primarily due to the reduction in short-term rates and accretive reinvestment of new capital.

Interest Income: The following table sets forth information regarding the total amount of income from certain of the Company's interest-earning assets and the resulting average yields. Information is based on monthly average adjusted cost basis during the period.

	For the Year Ended December 31, 2002		
	Interest Income	Average Balance	Annualized Yield
Commercial real estate securities	$ 72,205	$ 730,391	9.89%
Commercial real estate loans	13,997	128,385	10.90%
Residential mortgage backed securities	72,524	1,392,389	5.21%
Cash and cash equivalents	1,473	95,996	1.53%
Total	$ 160,199	$ 2,347,161	6.83%

	For the Year Ended December 31, 2001		
	Interest Income	Average Balance	Annualized Yield
Commercial real estate securities	$ 49,177	$ 507,227	9.70%
Commercial real estate loans	15,499	122,693	12.63%
Residential mortgage backed securities	60,641	965,460	6.28%
Mortgage loan pools	1,575	20,778	7.58%
Cash and cash equivalents	2,581	91,630	2.82%
Total	$ 129,473	$ 1,707,788	7.58%

	For the Year Ended December 31, 2000		
	Interest Income	Average Balance	Annualized Yield
Commercial real estate securities	$ 55,068	$ 501,388	10.98%
Commercial real estate loans	14,359	110,287	13.02%
Residential mortgage backed securities	20,048	339,254	5.91%
Mortgage loan pools	6,481	85,501	7.58%
Cash and cash equivalents	1,313	22,189	5.92%
Total	$ 97,269	$ 1,058,619	9.19%

In addition to the foregoing, the Company earned $1,044, $1,667 and $348 in earnings from real estate joint ventures during the years ended December 31, 2002, 2001 and 2000, respectively; $1,202 and $80 in earnings from an equity investment in 2002 and 2001, respectively; and $25 in earnings from U.S. Treasury securities in the 2000.

Interest Expense: The following table sets forth information regarding the total amount of interest expense from certain of the Company's collateralized borrowings. Information is based on daily average balances during the period; the Collateralized debt obligations for the year ended December 31, 2002 includes the cost of hedging those transactions.

	For the Year Ended December 31, 2002		
	Interest Expense	Average Balance	Annualized Rate
Collateralized debt obligations	$ 17,374	$ 263,242	6.60%
Reverse repurchase agreements	31,651	1,607,376	1.97%
Lines of credit and term loan	2,451	65,741	3.73%
Total	$ 51,476	$ 1,936,359	2.66%

	For the Year Ended December 31, 2001		
	Interest Expense	Average Balance	Annualized Rate
Reverse repurchase agreements	$ 45,126	$ 1,180,115	3.82%
Lines of credit and term loan	8,204	140,468	5.84%
Total	$ 53,330	$ 1,320,583	4.04%

	For the Year Ended December 31, 2000		
	Interest Expense	Average Balance	Annualized Rate
Reverse repurchase agreements	$ 34,263	$ 505,893	6.77%
Lines of credit and term loan	16,849	229,863	7.35%
Total	$ 51,112	$ 735,756	6.94%

The foregoing interest expense amounts for the year ended December 31, 2002 does not include $(236) of hedge ineffectiveness, as well as $13,778 of interest expense related to swaps outside of the CDOs. The foregoing interest expense amounts for the year ended December 31, 2001 does not include $428 of hedge ineffectiveness, as well as $5,643 of interest expense related to swaps. See Note 13 of the consolidated financial statements, Derivative Instruments, for further description of the Company's hedge ineffectiveness.

Net Interest Margin and Net Interest Spread from the Portfolio: The Company considers its portfolio to consist of its securities available for sale, mortgage loan pools, commercial mortgage loans and cash and cash equivalents because these assets relate to its core strategy of acquiring and originating high yield loans and securities backed by commercial real estate, while at the same time maintaining a portfolio of investment grade securities to enhance the Company's liquidity.

Net interest margin from the portfolio is annualized net interest income from the portfolio divided by the average market value of interest-earning assets in the portfolio. Net interest income from the portfolio is total interest income from the portfolio less interest expense relating to collateralized borrowings. Net interest spread from the portfolio equals the yield on average assets for the period less the average cost of funds for the period. The yield on average assets is interest income from the portfolio divided by average amortized cost of interest earning assets in the portfolio. The average cost of funds is interest expense from the portfolio divided by average outstanding collateralized borrowings.

The following chart describes the interest income, interest expense, net interest margin and net interest spread for the Company's portfolio. The following interest income and interest expense amounts exclude income and expense related to real estate joint ventures, equity investment and hedge ineffectiveness.

	For the Year Ended December 31,		
	2002	2001	2000
Interest income	$ 160,200	$ 129,553	$ 97,294
Interest expense	$ 65,207	$ 57,196	$ 51,112
Net interest margin	4.40%	4.38%	5.55%
Net interest spread	4.05%	3.60%	3.78%

Other Expenses: Expenses other than interest expense consist primarily of management fees and general and administrative expenses. Management fees paid to the Manager of

$12,527 for the year ended December 31, 2002 were comprised of base management fees of $9,332 and incentive fees of $3,195. Management fees paid to the Manager of $11,018 for the year ended December 31, 2001 were comprised of base management fees of $7,780 and incentive fees of $3,238. Management fees paid to the Manager of $7,450 for the year ended December 31, 2000 were comprised of base management fees of $6,483 and incentive fees of $967. Other expenses/income-net of $2,323 for the year ended December 31, 2002, $1,717 for the year ended December 31, 2001 and $2,277 for the year ended December 31, 2000 were comprised of accounting agent fees, custodial agent fees, directors' fees, fees for professional services, insurance premiums, broken deal expenses and due diligence costs. Other expenses/income-net for the years ended 2001 and 2000 also includes the amortization of negative goodwill.

Other Gains (Losses): During the year ended December 31, 2002, the Company sold a portion of its securities available for sale for total proceeds of $1,017,534, resulting in a realized gain of $11,391. During the year ended December 31, 2001, the Company sold a portion of its securities available for sale for total proceeds of $1,452,577, resulting in a realized gain of $7,401. During the year ended December 31, 2000, the Company sold a portion of its securities available for sale for total proceeds of $3,176,357, resulting in a realized gain of $3,212. The (loss) on securities held for trading of $(29,255), $(2,604) and $(647) for the years ended December 31, 2002, 2001, and 2000, respectively, consisted primarily of realized and unrealized gains and losses on U.S. Treasury and Agency Securities, forward commitments to purchase or sell agency residential mortgage backed securities ("RMBS") and financial futures contracts. The foreign currency loss of $(812), $(5) and $(42) for the years ended December 31, 2002, 2001 and 2000, respectively, relates to the Company's net investment in a commercial mortgage loan denominated in pounds sterling and associated hedging.

Dividends Declared: During the year ended December 31, 2002, the Company declared dividends to stockholders totaling $65,368, or $1.40 per share, of which $48,779 was paid during the year and $16,589 was paid on January 31, 2003. On March 6, 2003, the Company declared dividends to its stockholders of $0.35 per share, payable on April 30, 2003 to stockholders of record on March 31, 2003. During the year ended December 31, 2001, the Company declared dividends to stockholders totaling $47,458 or $1.29 per share. During the year ended December 31, 2000, the Company declared dividends to stockholders totaling $27,591 or $1.17 per share. For U.S. Federal income tax purposes, the dividends are ordinary income to the Company's stockholders.

Tax Basis Net Income and GAAP Net Income: Net income as calculated for tax purposes (tax basis net income) was estimated at $76,000 or $1.53 ($1.52 diluted) per share, for the year ended December 31, 2002, compared to a net income as calculated in accordance with GAAP of $59,955, or $1.18 ($1.18 diluted) per share.

Tax basis income was $53,046, or $1.31 ($1.26 diluted) per share, for the year ended December 31, 2001, compared to a net income as calculated in accordance with GAAP of

$56,271, or $1.41 ($1.35 diluted) per share. Tax basis income was $37,594, or $1.29 ($1.22 diluted) per share, for the year ended December 31, 2000, compared to a net income as calculated in accordance with GAAP of $39,326, or $1.37 ($1.28 diluted) per share.

Differences between tax basis net income and GAAP net income arise for various reasons. For example, in computing income from its subordinated CMBS for GAAP purposes, the Company takes into account estimated credit losses on the underlying loans, whereas for tax basis income purposes, only actual credit losses are taken into account. Certain general and administrative expenses may differ due to differing treatment of the deductibility of such expenses for tax basis income. Also, differences could arise in the treatment of premium and discount amortization on the Company's securities available for sale.

Changes in Financial Condition

Securities Available for Sale: The Company's securities available for sale, which are carried at estimated fair value, included the following at December 31, 2002 and December 31, 2001:

Security Description	December 31, 2002 Estimated Fair Value	Percentage	December 31, 2001 Estimated Fair Value	Percentage
Commercial mortgage-backed securities:				
CMBS IOs	$ 43,634	4.5%	$ 79,204	5.5%
Investment grade CMBS	55,120	5.7	14,590	1.0
Non-investment grade rated subordinated securities	577,371	59.3	328,532	22.7
Non-rated subordinated securities	25,335	2.7	31,627	2.2
Credit tenant lease	9,063	0.9	-	-
Investment grade REIT debt	183,822	18.9	51,386	3.5
Total CMBS	$ 894,345	92.0	$ 505,339	34.9
Single-family residential mortgage-backed securities:				
Agency adjustable rate securities	41,299	4.2	75,035	5.2
Agency fixed rate securities	8,833	0.9	804,759	55.7
Residential CMOs	13,834	1.4	33,522	2.3
Home equity loans	-	-	27,299	1.9
Hybrid arms	14,751	1.5	-	-
Total RMBS	$ 78,717	8.0	$ 940,615	65.1
Total securities available for sale	$ 973,062	100.0%	$ 1,445,954	100.0%

The increase in the CMBS and REIT debt is attributable to the attractive opportunities available to the Company to match fund these assets in its two CDOs.

Borrowings: As of December 31, 2002, the Company's debt consisted of line-of-credit borrowings, CDO debt, term loans and reverse repurchase agreements, collateralized by a pledge of most of the Company's securities available for sale, securities held for trading and its commercial mortgage loans. As of December 31, 2001, the Company's debt consisted of line-of-credit borrowings, term loans and reverse repurchase agreements, collateralized by a pledge of most of the Company's securities available for sale, securities held for trading and its commercial mortgage loans. The Company's financial flexibility is affected by its ability to renew or replace on a continuous basis its maturing short-term borrowings. As of December 31, 2002 and 2001, the Company has obtained financing in amounts and at interest rates consistent with the Company's short-term financing objectives.

Under the lines of credit, term loans and the reverse repurchase agreements, the lender retains the right to mark the underlying collateral to market value. A reduction in the value of its pledged assets would require the Company to provide additional collateral or fund margin calls. From time to time, the Company expects that it will be required to provide such additional collateral or fund margin calls. Most of the Company's reverse repurchase agreements are collateralized by highly liquid RMBS which can be readily liquidated.

The following table sets forth information regarding the Company's collateralized borrowings:

	For the Year Ended December 31, 2002		
	December 31, 2002 Balance	Maximum Balance	Range of Maturities
CDO debt*	$ 684,590	$ 684,590	8.9 to 10.7 years
Reverse repurchase agreements	1,457,882	1,929,216	3 to 27 days
Line of credit and term loan borrowings	19,189	165,993	211 to 927 days

* Disclosed as adjusted issue price. Total par of CDO debt as of December 31, 2002 is $699,924.

	For the Year Ended December 31, 2001		
	December 31, 2001 Balance	Maximum Balance	Range of Maturities
Reverse repurchase agreements	$ 1,717,326	$ 1,771,596	7 to 35 days
Line of credit and term loan borrowings	118,612	206,278	15 to 830 days

Hedging Instruments: From time to time, the Company may reduce its exposure to market interest rates by entering into various financial instruments that adjust portfolio duration. These financial instruments are intended to mitigate the effect of changes in interest rates on the value of certain assets in the Company's portfolio. At December 31, 2002, the Company had outstanding short positions of 3,166 five-year and 1,126 ten-year U.S. Treasury Note future contracts. At December 31, 2001, the Company had outstanding short positions of 80 thirty-year U.S. Treasury Bond futures, 500 ten-year U.S. Treasury Note future contracts and a short call swaption with a notional amount of $400,000.

Interest rate swap agreements as of December 31, 2002 and December 31, 2001 consisted of the following:

	For the Year Ended December 31, 2002			
	Notional Value	Estimated Fair Value	Unamortized Cost	Weighted Average Remaining Term
Interest rate swaps	489,000	(11,948)	0	1.79 years
Interest rate swaps - CDO	673,832	(33,654)	0	9.60 years
Total	$ 1,162,832	(45,602)	0	6.31 years

	For the Year Ended December 31, 2001			
	Notional Value	Estimated Fair Value	Unamortized Cost	Weighted Average Remaining Term
Interest rate swaps	$ 792,000	($9,380)	$ 4,764	8.12 years

As of December 31, 2002, the Company had designated $791,287 notional of the interest rate swap agreements as cash flow hedges. As of December 31, 2001, the Company had designated $682,000 of the interest rate swap agreements as cash flow hedges of borrowings under reverse repurchase agreements.

Capital Resources and Liquidity

Liquidity is a measurement of the Company's ability to meet cash requirements, including ongoing commitments to repay borrowings, fund investments, loan acquisition and lending activities and for other general business purposes. The primary sources of funds for liquidity consist of collateralized borrowings, principal and interest payments on and maturities of securities available for sale, securities held for trading and commercial mortgage loans, and proceeds from the maturity or sales thereof.

The Company finances itself with its own equity, follow-on equity offerings, preferred stock offerings, secured term debt, committed financing facilities and reverse repurchase agreements. An important part of the Company's risk analysis includes a thorough assessment of the financing alternatives in the context of the assets being financed.

Reverse repurchase agreements are secured loans generally with a term of 30 days. The interest rate is based on 30-day LIBOR plus a spread that is determined based on the asset pledged as security. The terms include a daily mark to market provision that requires the posting of additional collateral if the value of the pledged asset declines. After the 30-day period expires, there is no obligation for the lender to extend credit for an additional period. This type of financing is generally available only for more liquid securities. The interest rate charged on reverse repurchase agreements is usually the lowest relative to the alternatives due to the greater risk inherent in these transactions.

Committed financing facilities represent multi-year agreements to provide secured financing for a specific asset class. These facilities include a daily mark to market provision requiring posting of additional collateral if the value of the pledged asset declines. A significant difference between committed financing facilities and reverse repurchase agreements is the term of the financing. A committed facility provider is generally required to provide financing for the full term of the agreement, usually two to three years, rather than thirty days generally used in the reserve repurchase market. This feature makes the financing of less liquid assets more viable.

Issuance of secured term debt is generally done through a collateralized debt obligation offering. This entails creating a special purpose entity that holds assets used to secure the cash flow payments required of the debt issued. As this transaction is considered a financing, the special purpose entity is fully consolidated on the Company's consolidated financial statements. Asset cash flows are generally matched with the debt cash flows over their respective lives and an interest rate swap is used to match the fixed or floating rate nature of the coupon payments where necessary. This type of transaction is usually referred to as "match funding" or "term financing". There is no mark to market requirement in this structure and the debt cannot be called or terminated by the bondholders. Furthermore, the debt issued is non-recourse to the issuer so permanent reductions in value do not affect the liquidity of the Company. However, since the Company expects to earn a positive spread between the income generated by the assets and the expense of the debt issued, a permanent impairment of any of the assets would negatively affect the spread over time.

The Company may issue preferred stock from time to time as a source of long term or permanent capital. Preferred stock generally has a fixed coupon and may have a fixed term in the form of a maturity date or other redemption or conversion feature. The preferred stockholder typically has the right to a preferential distribution for dividends and any liquidity proceeds.

Another source of permanent capital is the issuance of common stock through a follow-on offering. This allows investors to purchase a large block of common stock in one transaction. A common stock issuance can be accretive to the Company's per share book value if the issue price exceeds the book value of the Company's assets. It can also be accretive to earnings per share if the Company deploys the new capital into assets that generate a risk adjusted return that exceeds the return of the Company's existing assets. Furthermore, earnings accretion can be achieved at reinvestment rates that are lower than the return on existing assets if common stock can be issued at a premium to book value.

The Company continuously evaluates the market for follow-on common stock offerings as well as the available opportunities to deploy new capital on an accretive basis. During 2002, the Company did not issue any common stock in follow-on equity offerings. In 2001, the Company issued 13,690,000 shares of common stock in two follow-on offerings at an average price of $9.35 per share.

Contingent Liability

On May 15, 2000, the Company completed the acquisition of CORE Cap, Inc. The merger was a stock for stock acquisition where the Company issued 4,180,552 shares of its common stock and 2,261,000 shares of its series B preferred stock. At the time of the CORE Cap acquisition, the Manager agreed to pay GMAC (CORE Cap, Inc.'s external advisor) $12,500 over a ten-year period ("Installment Payment") to purchase the right to manage the assets under the existing management contract ("GMAC Contract"). The GMAC Contract had to be terminated in order to allow for the Company to complete the merger, as the Company's management agreement with the Manager did not provide for multiple managers. As a result the Manager offered to buy-out the GMAC contract as the Manager estimated it would receive incremental fees above and beyond the Installment Payment, and thus was willing to pay for, and separately negotiate, the termination of the GMAC Contract. Accordingly, the value of the Installment Payment was not considered in the Company's allocation of its purchase price to the net assets acquired in the acquisition of CORE Cap, Inc. The Company agreed that should the Management Agreement with its Manager be terminated, not renewed or not extended for any reason other than for cause, the Company would pay to the Manager an amount equal to the Installment Payment less the sum of all payments made by the Manager to GMAC. As of December 31, 2002, the Installment Payment would be $9,500 payable over eight years. The Company does not accrue for this contingent liability.

Transactions with Affiliates

The Company has a Management Agreement with the Manager, a majority owned indirect subsidiary of The PNC Financial Services Group, Inc. ("PNC Bank") and the employer of certain directors and officers of the Company, under which the Manager manages the Company's day-to-day operations, subject to the direction and oversight of the Company's Board of Directors. The initial two-year term of the Management Agreement was to expire on March 27, 2000; on March 16, 2000, the Management Agreement was extended for an additional two years, with the approval of the unaffiliated directors, on terms similar to the original agreement. On March 25, 2002, the Management Agreement was extended for one year through March 27, 2003, with the approval of the unaffiliated directors, on terms similar to the prior agreement with the following changes: (i) the incentive fee calculation would be based on GAAP earnings instead of funds from operations, (ii) the removal of the four-year period to value the Management Agreement in the event of termination and (iii) subsequent renewal periods of the Management Agreement would be for one year instead of two years. The Board was advised by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., a national investment banking and financial advisory firm, in the renewal process.

On March 6, 2003, the unaffiliated directors approved an extension of the Management Agreement from its expiration of March 27, 2003 for one year through March 31, 2004. The terms of the renewed agreement are similar to the prior agreement except for the incentive fee calculation which would provide for a rolling four-quarter high watermark rather than a quarterly calculation. In determining the rolling four-quarter high watermark, the Company would calculate the incentive fee based upon the current and prior three quarters' net income. The Manager would be paid an incentive fee in the current quarter if the Yearly Incentive Fee is greater than what was paid to the Manager in the prior three quarters cumulatively. The Company will phase in the rolling four-quarter high watermark commencing with the second quarter of 2003. Calculation of the incentive fee will be based on GAAP and adjusted to exclude special one-time events pursuant to changes in GAAP accounting pronouncements after discussion between the Manager and the unaffiliated directors. The incentive fee threshold did not change. The high watermark will be based on the existing incentive fee hurdle, which provides for the Manager to be paid 25% of the amount of earnings (calculated in accordance with GAAP) per share that exceeds the product of the adjusted issue price of the Company's common stock per share ($11.39 as of December 31, 2002) and the greater of 9.5% or 350 basis points over the ten-year Treasury note.

The Company pays the Manager an annual base management fee equal to a percentage of the average invested assets of the Company as defined in the Management Agreement. The base management fee is equal to 1% per annum of the average invested assets rated less than BB- or not rated, 0.75% of average invested assets rated BB- to BB+, and 0.20% of average invested assets rated above BB+. In order to coincide with the increased size of the Company, effective July 1, 2001, the Manager reduced the base management fee from 0.35% of average invested assets rated above BB+. This revision resulted in $2,360 and $1,059 in savings to the Company during 2002 and 2001, respectively.

The Company incurred $9,332, $7,780 and $6,483 in base management fees in accordance with the terms of the Management Agreement for the years ended December 31, 2002, 2001 and 2000, respectively. In accordance with the provisions of the Management Agreement, the Company recorded reimbursements to the Manager of $14, $216 and $120 for certain expenses incurred on behalf of the Company during 2002, 2001 and 2000, respectively.

The Company has also paid the Manager on a quarterly basis, as incentive compensation, an amount equal to 25% of the funds from operations of the Company (as defined) plus gains (minus losses) from debt restructuring and sales of property, before incentive compensation in excess of a threshold rate. The threshold rate for 1999, 2000 and the six months ended June 30, 2001 was based upon an annualized return on equity equal to 3.5% over the ten-year U.S. Treasury Rate on the adjusted issue price of the Common Stock. Effective July 1, 2001, the Manager revised the threshold rate to be the greater of 3.5% over the ten-year U.S. Treasury Rate or 9.5%. This revision resulted in $918 and $630 in savings to the Company during 2002 and 2001, respectively.

Pursuant to the March 25, 2002 one-year Management Agreement extension, such incentive fee was based on 25% of earnings (calculated in accordance with GAAP) of the Company. For purposes of the incentive compensation calculation, equity is generally defined as proceeds from issuance of Common Stock before underwriting discounts and commissions and other costs of issuance. For purposes of calculating the incentive fee during 2002, the cumulative transition adjustment of $6,327 resulting from the Company's adoption of SFAS 142 was excluded from earnings in its entirety and included using an amortization period of three years. This revision saved the Company $1,314 of incentive fee during 2002. The Company incurred $3,195, $3,238 and $967 in incentive compensation for the years ended December 31, 2002, 2001 and 2000, respectively.

On March 17, 1999, the Company's Board of Directors approved an administration agreement with the Manager and the termination of a previous agreement with an unaffiliated third party. Under the terms of the administration agreement, the Manager provides financial reporting, audit coordination and accounting oversight services to the Company. The Company pays the Manager a monthly administrative fee at an annual rate of 0.06% of the first $125 million of average net assets, 0.04% of the next $125 million of average net assets and 0.03% of average net assets in excess of $250 million subject to a minimum annual fee of $120. For the years ended December 31, 2002, 2001 and 2000, the Company paid administration fees of $168, $144 and $120, respectively.

During the year ended December 31, 2000, the Company purchased certificates representing a 1% interest in Midland Commercial Mortgage Owner Trust IV, Midland Commercial Mortgage Owner Trust V, Midland Commercial Mortgage Owner Trust VI, Commercial Mortgage Owner Trust VII, PNC Loan Trust VII and PNC Loan Trust VIII (collectively the "Trusts") for an aggregate investment of $7,021. These Midland Trusts were purchased from Midland Loan Services, Inc. ("Midland") and the PNC trusts were purchased from PNC Bank. Midland is a wholly-owned indirect subsidiary of PNC Bank and the depositor to the Trusts. The assets of these Trusts consist of commercial mortgage loans originated or acquired by Midland and PNC Bank. In connection with these transactions, the Company entered into a $4,500 committed line of credit from PNC Funding Corp., a wholly-owned indirect subsidiary of PNC Bank, to borrow up to 90% of the fair market value of the Company's interest in the Trusts. Outstanding borrowings against this line of credit bear interest at a LIBOR based variable rate. As of December 31, 2001 and 2000 there were no outstanding borrowings under this line of credit. The Company earned $163 and $33 from the Trusts and paid interest of approximately $138 and $20 to PNC Funding Corp. during years ended December 31, 2000 and 1999, respectively. The Midland Trusts were all sold prior to December 31, 2000. The gain on sale of these investments was not significant.

In March 2001, the Company purchased twelve certificates each representing a 1% interest in different classes of Owner Trust NS I Trust ("Owner Trusts") for an aggregate investment of $37,868. These certificates were purchased from PNC Bank. The assets of the Owner Trusts consist of commercial mortgage loans originated or acquired by an affiliate of PNC Bank. The Company entered into a $50,000 committed line of credit from PNC Funding Corp. to borrow up to 95% of the fair market value of the Company's interest in the Owner Trusts. Outstanding borrowings against this line of credit bear interest at a LIBOR based variable rate. As of December 31, 2001, there was $13,885 borrowed under this line of credit. The Company earned $1,468 from the Owner Trusts and paid interest of approximately $849 to PNC Funding Corp. as interest on borrowings under a related line of credit for year ended December 31, 2001. During 2001, the Company sold four Owner Trusts. The gain on the sale of those Owner Trusts was $35. The outstanding borrowings were repaid prior to the expiration of the line of credit on March 13, 2002, at which time the remaining Owner Trusts were sold at a gain of $90.

On July 20, 2001, the Company entered into a $50 million commitment to acquire shares in Carbon. The period during which the Company may be required to purchase shares under the commitment, expires in July 2004. On November 19, 2001, the Company received a capital call notice to fund $8,784 of its Carbon investment, which was paid on November 19, 2001. On October 30, 2002, the Company funded an additional capital call notice in the amount of $6,100. The proceeds of the capital calls were primarily used by Carbon to acquire commercial loans secured by real estate or ownership interests in entities that own real estate. On December 31, 2001, the Company owned 32.5% of the outstanding shares in Carbon. In March 2002, Carbon obtained additional commitments from unaffiliated institutional investors while the Company's commitment remained unchanged. Accordingly, the Company's ownership was reduced from 32.5% to 18.8%. On December 30, 2002, the Company received dividends from its investment of $1,089. The Company's remaining commitment at December 31, 2002 and 2001 was $35,116 and $41,216, respectively. On February 6, 2003, the Company funded an additional capital call notice in the amount of $2,680, which was used by Carbon to acquire a mezzanine loan secured by ownership interests in an entity that owns a mixed-use development.

REIT Status: The Company has elected to be taxed as a REIT and therefore must comply with the provisions of the Internal Revenue Code of 1986 (the "Code") with respect thereto. Accordingly, the Company generally will not be subject to Federal income tax to the extent of its distributions to stockholders and as long as certain asset, income and stock ownership tests are met. The Company may, however, be subject to tax at corporate rates or at excise tax rates on net income or capital gains not distributed.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk: Market risk is the exposure to loss resulting from changes in interest rates, credit curve spreads, foreign currency exchange rates, commodity prices and equity prices. The primary market risks to which the Company is exposed are interest rate risk and credit curve risk. Interest rate risk is highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond the control of the Company. Credit risk is highly sensitive to dynamics of the markets for commercial mortgage securities and other loans and securities held by the Company. Excessive supply of these assets combined with reduced demand will cause the market to require a higher yield. This demand for higher yield will cause the market to use a higher spread over the U.S. Treasury securities yield curve, or other benchmark interest rates, to value these assets. Changes in the general level of the U.S. Treasury yield curve can have significant effects on the market value of the Company's portfolio.

The majority of the Company's assets are fixed rate securities valued based on a market credit spread to U.S. Treasuries. As U.S. Treasury securities are priced to a higher yield and/or the spread to U.S. Treasuries used to price the Company's assets is increased, the market value of the Company's portfolio may decline. Conversely, as U.S. Treasury securities are priced to a lower yield and/or the spread to U.S. Treasuries used to price the Company's assets is decreased, the market value of the Company's portfolio may increase. Changes in the market value of the Company's portfolio may affect the Company's net income or cash flow directly through their impact on unrealized gains or losses on securities held for trading or indirectly through their impact on the Company's ability to borrow. Changes in the level of the U.S. Treasury yield curve can also affect, among other things, the prepayment assumptions used to value certain of the Company's securities and the Company's ability to realize gains from the sale of such assets. In addition, changes in the general level of the LIBOR money market rates can affect the Company's net interest income. The majority of the Company's liabilities are floating rate based on a market spread to U.S. LIBOR. As the level of LIBOR increases or decreases, the Company's interest expense will move in the same direction.

The Company may utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts, in order to limit the effects of fluctuations in interest rates on its operations. The use of these types of derivatives to hedge interest-earning assets and/or interest-bearing liabilities carries certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of securities and, that such losses may exceed the amount invested in such instruments. A hedge may not perform its intended purpose of offsetting losses or increased costs. Moreover, with respect to certain of the instruments used as hedges, the Company is exposed to the risk that the counterparties with which the Company trades may cease making markets and quoting prices in such instruments, which may render the Company unable to enter into an offsetting transaction with respect to an open position. If the Company anticipates that the income from any such hedging transaction will not be qualifying income for REIT income test purposes, the Company may conduct part or all of its hedging activities through a to-be-formed corporate subsidiary that is fully subject to federal corporate income taxation. The profitability of the Company may be adversely affected during any period as a result of changing interest rates.

The following tables quantify the potential changes in the Company's net portfolio value and net interest income under various interest rates and credit-spread scenarios. The Company views the probability of interest rate changes in terms of standard deviation units. Based on historical data, there is a 68% and 95% statistical probability that rates remained in a range of one and two standard deviation units, respectively. This statistical computation provides an historical context for analyzing changes in interest rates. Net portfolio value is defined as the value of interest-earning assets net of the value of interest-bearing liabilities. It is evaluated using an assumption that interest rates, as defined by the U.S. Treasury yield curve, increase or decrease and the assumption that the yield curves of the rate shocks will be parallel to each other. One standard deviation of ten-year treasury rates for calendar year 2002 was 53 basis points.

Net interest income is defined as interest income earned from interest-earning assets net of the interest expense incurred by the interest bearing liabilities. It is evaluated using the assumptions that interest rates, as defined by the U.S. LIBOR curve, increase or decrease and the assumption that the yield curves of the LIBOR rate shocks will be parallel to each other. Market value in this scenario is calculated using the assumption that the U.S. Treasury yield curve remains constant. One standard deviation of one-month LIBOR for calendar year 2002 was 16 basis points.

All changes in income and value are measured as percentage changes from the respective values calculated in the scenario labeled as "Base Case." The base interest rate scenario assumes interest rates as of December 31, 2002 and 2001. Actual results could differ significantly from these estimates.

Projected Percentage Change In Portfolio Net Market Value Given U.S. Treasury Yield Curve Movements

2002 Projected Change in Portfolio Net Market Value	Change in Treasury Yield Curve, +/- Basis Points	2001 Projected Change in Portfolio Net Market Value
0.5%	-200	4.0%
2.0%	-100	3.9%
1.4%	-50	2.4%
	Base Case	
(2.3)%	+50	(3.4)%
(5.5)%	+100	(7.8)%
(14.5)%	+200	(19.5)%

Projected Percentage Change In Portfolio Net Market Value Given Credit Spread Movements

2002 Projected Change in Portfolio Net Market Value	Change in Credit Spreads, +/- Basis Points	2001 Projected Change in Portfolio Net Market Value
17.4%	-200	19.1%
10.4%	-100	11.5%
5.7%	-50	6.2%
	Base Case	
(6.5)%	+50	(7.2)%
(14.0)%	+100	(15.4)%
(31.4)%	+200	(34.6)%

Projected Percentage Change In Portfolio Net Interest Income Given LIBOR Movements

2002 Projected Change in Portfolio Net Interest Income	Projected Change in Net Income per Share	Change in LIBOR, +/- Basis Points	2001 Projected Change in Portfolio Net Interest Income	Projected Change in Net Income per Share
8.0%	$0.15	-100	6.7%	$0.16
4.0%	$0.08	-50	3.3%	$0.08
		Base Case		
(4.0)%	($0.08)	+50	(3.3)%	($0.08)
(8.0)%	($0.15)	+100	(6.7)%	($0.16)
(16.1)%	($0.31)	+200	(13.4)%	($0.32)

The aggregate sensitivity to short-term rates has not changed year over year. However, as detailed above a significant portion of the Company's illiquid credit sensitive CMBS was match funded in 2002 with no short-term rate risk. As of December 31, 2002 the majority of the Company's short-term rate exposure was concentrated in the highly liquid RMBS portfolio which can be adjusted quickly to react to changes in short-term rates.

Credit Risk: The Company's portfolios of commercial real estate assets are subject to a high degree of credit risk. Credit risk is the exposure to loss from loan defaults. Default rates are subject to a wide variety of factors, including, but not limited to, property performance, property management, supply/demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the American economy and other factors beyond the control of the Company.

All loans are subject to a certain probability of default. The Company underwrites its CMBS investments assuming the underlying loans will suffer a certain dollar amount of defaults and these defaults will lead to some level of realized losses. Loss adjusted yields are computed based on these assumptions and applied to each class of security supported by the cash flow on the underlying loans. The most significant variables affecting loss adjusted yields include, but are not limited to, the number of defaults, the severity of loss that occurs subsequent to a default and the timing of the actual loss. The different rating levels of CMBS will react differently to changes in these assumptions. The lowest rated securities (B- or lower) are generally more sensitive to changes in timing of actual losses. The higher rated securities (B or higher) are more sensitive to the severity of losses.

The Company generally assumes that all of the principal of a non-rated security and a significant portion, if not all, of CCC and a portion of B- rated securities will not be recoverable over time. The loss adjusted yields of these classes reflect that assumption; therefore, the timing of when the total loss of principal occurs is the key assumption. The interest coupon generated by a security will cease when there is a total loss of its principal regardless of whether that principal is paid. Therefore, timing is of paramount importance because the longer the principal balance remains outstanding the more interest coupon the holder receives to support a greater economic return. Alternatively, if principal is lost faster than originally assumed there is less opportunity to receive interest coupon therefore a lower or possibly negative return may result. Additional losses occurring due to greater severity will not have a significant effect as all principal is already assumed to be non-recoverable.

If actual principal losses on the underlying loans exceed assumptions, the higher rated securities will be affected more significantly as a loss of principal may not have been assumed. The Company generally assumes that most if not all principal will be recovered by classes rated B or higher.

The Company manages credit risk through the underwriting process, establishing loss assumptions and careful monitoring of loan performance. Before acquiring a Controlling

Class security that represents a proposed pool of loans, the Company will perform a rigorous analysis of the quality of all of the loans proposed. As a result of this analysis, loans with unacceptable risk profiles will be removed from the proposed pool. Information from this review is then used to establish loss assumptions. The Company will assume that a certain portion of the loans will default and calculate an expected or loss adjusted yield based on that assumption. After the securities have been acquired, the Company monitors the performance of the loans, as well as external factors that may affect their value.

Factors that indicate a higher loss severity or acceleration of the timing of an expected loss will cause a reduction in the expected yield and therefore reduce the earnings of the Company. Furthermore, the Company may be required to write down a portion of the adjusted purchase price of the affected assets through its income statement.

For purposes of illustration, a doubling of the losses in the Company's Controlling Class CMBS, without a significant acceleration of those losses would reduce GAAP income going forward by approximately $0.21 per share of common stock per annum and cause a significant write down at the time the loss assumption is changed. The amount of the write down depends on several factors, including which securities are most affected at the time of the write down, but is estimated to be in the range of $0.60 to $0.80 per share based on a doubling of expected losses. A significant acceleration of the timing of these losses would cause the Company's net income to decrease. The total adjusted purchase price of Controlling Class CMBS at December 31, 2002 was $9.25 per share. The amount of adjusted purchase price that is not match funded in a CDO is $3.95 per share. The Company's exposure to a write down is mitigated by the fact that most of these assets are financed on a non-recourse basis in the Company's CDOs, where a significant portion of the risk of loss is transferred to the CDO bondholders.

Asset and Liability Management: Asset and liability management is concerned with the timing and magnitude of the repricing and/or maturing of assets and liabilities. It is the objective of the Company to attempt to control risks associated with interest rate movements. In general, management's strategy is to match the term of the Company's liabilities as closely as possible with the expected holding period of the Company's assets. This is less important for those assets in the Company's portfolio considered liquid as there is a very stable market for the financing of these securities.

Other methods for evaluating interest rate risk, such as interest rate sensitivity "gap" (defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period), are used but are considered of lesser significance in the daily management of the Company's portfolio. Management considers this relationship when reviewing the Company's hedging strategies. Because different types of assets and liabilities with the same or similar maturities react differently to changes in overall market rates or conditions, changes in interest rates may affect the Company's net interest income positively or negatively even if the Company were to be perfectly matched in each maturity category.

FINANCIAL STATEMENTS

Anthracite Capital, Inc.
Consolidated Statements of Financial Condition

(in thousands, except per share data)

	December 31, 2002		December 31, 2001	
ASSETS				
Cash and cash equivalents		$ 24,698		$ 43,071
Restricted cash equivalents		84,485		37,376
Securities available for sale, at fair value				
Subordinated commercial mortgage-backed securities (CMBS)	$ 602,706		$ 360,159	
Investment grade securities	370,356		1,085,795	
Total securities available for sale		973,062		1,445,954
Securities held for trading, at fair value		1,427,733		578,008
Commercial mortgage loans, net		65,664		142,637
Equity investment in Carbon Capital, Inc.		14,997		8,784
Investments in real estate joint ventures		8,265		8,317
Receivable for investments sold		-		344,789
Other assets		40,447		18,267
Total Assets		**$2,639,351**		**$2,627,203**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Borrowings:				
Collateralized debt obligations	$ 684,590			
Secured by pledge of subordinated CMBS	7,295		$ 178,631	
Secured by pledge of other securities available for sale and cash equivalents	98,439		1,039,469	
Secured by pledge of securities held for trading	1,355,333		559,145	
Secured by pledge of investments in real estate joint ventures	1,337		1,337	
Secured by pledge of commercial mortgage loans	14,667		57,356	
Total borrowings		$2,161,661		$1,835,938
Payable for investments purchased		524		346,913
Distributions payable		16,589		17,245
Other liabilities		54,361		43,734
Total Liabilities		$2,233,135		$2,243,830
10.5% Series A Preferred Stock, redeemable convertible, liquidation preference $285 in 2001		-		258
Commitments and Contingencies				
Stockholders' Equity:				
Common Stock, par value $0.001 per share; 400,000 shares authorized; 47,398 shares issued and outstanding in 2002; 45,286 shares issued and outstanding in 2001		47		45
10% Series B Preferred Stock, liquidation preference $47,817 in 2002 and $55,317 in 2001		36,379		42,086
Additional paid-in capital		515,180		492,531
Distributions in excess of earnings		(24,161)		(13,588)
Accumulated other comprehensive loss		(121,229)		(137,959)
Total Stockholders' Equity		406,216		383,115
Total Liabilities and Stockholders' Equity		**$2,639,351**		**$2,627,203**

The accompanying notes are an integral part of these consolidated financial statements.

Anthracite Capital, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)

	For the year ended December 31, 2002	For the year ended December 31, 2001	For the year ended December 31, 2000
Income:			
Interest from securities available for sale	$ 99,308	$ 85,137	$ 75,116
Interest from commercial mortgage loans	13,997	15,499	14,359
Interest from mortgage loan pools	-	1,575	6,481
Interest from securities held for trading	45,421	24,681	25
Earnings from real estate joint ventures	1,044	1,667	348
Earnings from equity investment	1,202	80	-
Interest from cash and cash equivalents	1,473	2,581	1,313
Total income	162,445	131,220	97,642
Expenses:			
Interest	50,987	44,425	51,112
Interest – securities held for trading	14,031	14,976	-
Management and incentive fee	12,527	11,018	7,450
Other expenses / income – net	2,323	1,717	2,277
Total expenses	79,868	72,136	60,839
Other gains (losses):			
Gain on sale of securities available for sale	11,391	7,401	3,212
Loss on securities held for trading	(29,255)	(2,604)	(647)
Foreign currency loss	(812)	(5)	(42)
Loss on impairment of asset	(10,273)	(5,702)	-
Total other gain (loss)	(28,949)	(910)	2,523
Income before cumulative transition adjustments	53,628	58,174	39,326
Cumulative transition adjustment – SFAS 142	6,327	-	-
Cumulative transition adjustment – SFAS 133	-	(1,903)	-
Net Income	59, 955	56,271	39,326
Dividends and accretion on Preferred Stock	5,162	8,964	7,065
Net Income Available to Common Stockholders	$ 54,793	$ 47,307	$ 32,261
Net income per common share, basic:			
Income before cumulative transition adjustment	$ 1.04	$ 1.47	$ 1.37
Cumulative transition adjustment – SAFS 142	0.14	-	-
Cumulative transition adjustment – SFAS 133	-	(0.06)	-
Net income	$ 1.18	$ 1.41	$ 1.37
Net income per common share, diluted:			
Income before cumulative transition adjustment	$ 1.04	$ 1.40	$ 1.28
Cumulative transition adjustment – SAFS 142	0.14	-	-
Cumulative transition adjustment – SFAS 133	-	(0.05)	-
Net income	$ 1.18	$ 1.35	$ 1.28
Weighted average number of shares outstanding:			
Basic	46,411	33,568	23,587
Diluted	46,452	37,616	27,668

The accompanying notes are an integral part of these consolidated financial statements.

Anthracite Capital, Inc.
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2002 and 2001 and 2000 (in thousands)

	Common Stock, Par Value	Series B Preferred Stock	Additional Paid-In Capital	Distributions In Excess Of Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 1999	$ 21	$ -	$ 287,486	$ (18,107)	$ (101,139)	$ -	$ 168,261
Purchase of common shares			(39)				(39)
Net income				39,326		$ 39,326	39,326
Change in net unrealized (loss) on securities available for sale, net of reclassification adjustment					(1,732)	(1,732)	(1,732)
Other comprehensive loss						(1,732)	
Comprehensive income						$ 37,594	
Dividends declared — common stock				(27,591)			(27,591)
Dividends and accretion on preferred stock				(7,065)			(7,065)
Issuance of common stock	4		28,086				28,090
Issuance of Series B preferred stock		43,004					43,004
Balance at December 31, 2000	25	43,004	315,533	(13,437)	(102,871)		242,254
Net income				56,271		$ 56,271	56,271
Cumulative transition adjustment – SFAS 133					1,903	1,903	1,903
Unrealized loss on cash flow hedges					(11,941)	(11,941)	(11,941)
Reclassification adjustments from cash flow hedges included in net income					994	994	994
Change in net unrealized loss on securities available for sale, net of reclassification adjustment					(26,044)	(26,044)	(26,044)
Other comprehensive loss						(35,088)	
Comprehensive income						$ 21,183	
Dividends declared — common stock				(47,458)			(47,458)
Dividends and accretion on preferred stock				(8,964)			(8,964)
Issuance of common stock	15		145,438				145,453
Conversion of Series B preferred stock to common stock	1	(918)	917				-
Conversion of Series A preferred stock to common stock	4		30,492				30,496
Compensation cost — stock options			151				151
Balance at December 31, 2001	45	42,086	492,531	(13,588)	(137,959)		383,115
Net income				59,955		$ 59,955	59,955
Unrealized loss on cash flow hedges					(56,769)	(56,769)	(56,769)
Reclassification adjustments from cash flow hedges included in net income					5,619	5,619	5,619
Change in net unrealized loss on securities available for sale, net of reclassification adjustment					67,880	67,880	67,880
Other comprehensive income						16,730	
Comprehensive income						$ 76,685	
Dividends declared-common stock				(65,366)			(65,366)
Dividends declared-preferred stock				(5,162)			(5,162)
Issuance of common stock	1		16,685				16,686
Conversion of Series B preferred stock to common stock	1	(5,707)	5,706				
Conversion of Series A preferred stock to common stock			258				258
Balance at December 31, 2002	$ 47	$ 36,379	$ 515,180	$ (24,161)	$ (121,229)		$ 406,216

Disclosure of reclassification adjustment: Years ended December 31,	2002	2001	2000
Unrealized holding gain (loss) on securities available for sale	$ 56,489	$ (33,445)	$ (4,944)
Reclassification for realized gains previously recorded as unrealized	11,391	7,401	3,212
	$ 67,880	$ (26,044)	$ (1,732)

The accompanying notes are an integral part of these consolidated financial statements.

Anthracite Capital, Inc.
Consolidated Statements of Cash Flow
(in thousands)

Years Ended December 31	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 59,955	$ 56,271	$ 39,326
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net (purchase) sale of trading securities	(878,980)	(454,960)	52,751
Net loss (gain) on sale of securities	17,864	(4,797)	(1,732)
Amortization of negative goodwill	-	(1,942)	(1,062)
Cumulative transition adjustment	(6,327)	1,903	-
(Discount accretion), premium amortization, net	(9,295)	6,376	5,420
Compensation cost – stock options	-	151	-
Loss on impairment of asset	10,273	5,702	-
Noncash portion of net foreign currency loss	276	5	42
Distributions (earnings) from joint ventures in excess of earnings (distributions)	52	116	(84)
(Increase) decrease in other assets	(14,215)	12,803	8,316
Increase in other liabilities	16,954	2,657	12,757
Net cash (used in) provided by operating activities	(803,443)	(375,715)	115,734
Cash flows from investing activities:			
Purchase of securities available for sale	(686,710)	(2,383,483)	(991,191)
Principal payments received on securities available for sale	167,570	123,578	102,950
Funding of commercial mortgage loans	(3,370)	(56,070)	(101,100)
Repayments received from commercial mortgage loans	82,865	66,620	17,524
Increase in restricted cash equivalents	(47,109)	(27,892)	(9,484)
Investment in real estate joint ventures, net	-	1,921	(10,270)
Investment in Carbon Capital, Inc.	(6,100)	(8,784)	-
Principal payment received on mortgage loan pools	-	10,981	20,274
Proceeds from sale of securities available for sale and mortgage loan pools	1,017,534	1,452,577	1,822,107
Net cash acquired in merger	-	-	33,379
Acquisition costs	-	-	4,129
Net payments under hedging securities	(8,077)	(11,973)	(4,405)
Net cash (used in) provided by investing activities	516,603	(832,525)	883,913
Cash flows from financing activities:			
Net increase (decrease) in borrowings	322,965	1,116,596	(962,396)
Proceeds from issuance of common stock, net of offering costs	16,686	145,803	-
Distributions on common stock	(64,633)	(40,038)	(26,130)
(Distributions on) net of issuance of preferred stock	(6,551)	(8,879)	4,482
Purchase of common shares	-	-	(39)
Net cash provided by (used in) financing activities	268,467	1,213,482	(984,083)
Net (decrease) increase in cash and cash equivalents	(18,373)	5,242	15,564
Cash and cash equivalents, beginning of period	43,071	37,829	22,265
Cash and cash equivalents, end of period	$ 24,698	$ 43,071	$ 37,829
Supplemental disclosure of cash flow information:			
Interest paid	$ 71,746	$ 54,852	$ 47,504
Investments purchased not settled	$ 524	$ 346,913	$ -
Investments sold not settled	$ -	$ 344,789	$ -

Anthracite Capital, Inc.
Consolidated Statements of Cash Flow
(in thousands) Continued

Supplemental schedule of non-cash investing and financing activities:
The Company purchased all of the assets of CORE Cap., Inc. during the year end December 31, 2000 primarily through issuance of the Company's common and preferred stock, as follows:

Fair value of assets acquired	$ 1,281,070
Cash included in acquired assets	33,379
Liabilities assumed	1,215,534
Common stock issued in connection with acquisition	28,090
Preferred stock issued in connection with the acquisition	43,004

The accompanying notes are an integral part of these consolidated financial statements.

Anthracite Capital, Inc.
Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

Note 1 — Organization and Significant Accounting Policies

Anthracite Capital, Inc. (the "Company") was incorporated in Maryland in November 1997 and commenced operations on March 24, 1998. The Company's principal business activity is to invest in a diversified portfolio of CMBS, multifamily, commercial and residential mortgage loans, residential mortgage-backed securities ("RMBS") and other real estate related assets in the U.S. and non-U.S. markets. The Company is organized and managed as a single business segment.

In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the statements of financial condition and revenues and expenses for the periods covered. Actual results could differ from those estimates and assumptions. Significant estimates in the financial statements include the valuation of the Company's investments and an estimate of credit performance on CMBS investments.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Deferred Financing

The deferred financing cost which is included in other assets on the Company's consolidated statements of financial condition includes issuance costs related to the Company's debt and is amortized using the straight line method which method is similar to the results of the effective interest method.

Securities Available for Sale

The Company has designated its investments in mortgage-backed securities, mortgage-related securities and certain other securities as assets available-for-sale because the Company may dispose of them prior to maturity and does not hold them principally for the purpose of selling them in the near term. Securities available for sale are carried at estimated fair value with the net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Unrealized losses on securities that reflect a decline in value which is judged by management to be other than temporary, if any, are charged to earnings. At disposition, the realized net gain or loss is included in income on a specific identification basis. The amortization of premiums and accretion of discounts are computed using the effective yield method after considering actual and estimated prepayment rates, if applicable, and credit losses. Actual prepayment and credit loss experience is reviewed quarterly and effective yields are recalculated when differences arise between prepayments and credit losses originally anticipated and amounts actually received plus anticipated future prepayments and credit losses.

As a result of the pending closing of CDO I, at the end of the first quarter 2002 the Company reclassified all of its subordinated CMBS on the balance sheet from available-for-sale to held-to-maturity. The effect of this reclassification changed the accounting basis of these securities, prospectively, from mark to market to adjusted cost. However, in accordance with SFAS 133, the interest rate swap agreements entered into by the Company to hedge the variable rate exposure of the debt of CDO I are required to be presented on the balance sheet at their fair market value causing fluctuations in the book value of the Company. Accordingly, the Company has determined that at December 31, 2002, and going forward, it will classify all of its subordinated CMBS as available-for-sale securities and record them at fair market value. This is consistent with the mark to market requirement for the CDO's interest rate swap agreements.

The reclassification of these securities to available-for-sale from held-to-maturity increased the recorded value of these securities from $558,522 to $610,713 with the difference being recorded in other comprehensive income. The circumstance causing the Company to change this classification was not considered a permitted circumstance as stated in Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and is therefore inconsistent with the Company's intent regarding its held-to-maturity classification. Accordingly, the Company will be prohibited from classifying its subordinated CMBS (current holdings as well as future purchases) as held-to-maturity for a period of two years.

The Company adopted the EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" on April 1, 2001. The Company recognizes interest income from its purchased beneficial interests in securitized financial interests ("beneficial interests") (other than beneficial interests of high credit quality, sufficiently collateralized to ensure that the possibility of credit loss is remote, or that cannot contractually be prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment) in accordance with this guidance. Accordingly, on a quarterly basis, when significant changes in estimated cash flows from the cash flows previously estimated occur due to actual prepayment and credit loss experience, the Company calculates a revised yield based on the current amortized cost of the investment (including any other-than-temporary impairments recognized to date) and the revised cash flows. The revised yield is then applied prospectively to recognize interest income.

Prior to April 1, 2001, the Company recognized income from these beneficial interests using the effective interest method, based on an anticipated yield over the projected life of the security. Changes in the anticipated yields were calculated due to revisions in the Company's estimates of future and actual credit losses and prepayments. Changes in anticipated yields resulting from credit loss and prepayment revisions were recognized through a cumulative catch-up adjustment at the date of the change which reflected the change in income from the security from the date of purchase through the date of change in the anticipated yield. The new yield was then used prospectively to account for interest income. Changes in yields from reduced estimates of losses were recognized prospectively.

For other mortgage-backed and related mortgage securities, the Company accounts for interest income under SFAS 91, using the effective yield method which includes the amortization of discount or premium arising at the time of purchase and the stated or coupon interest payments.

In accordance with SFAS 115, when the estimated fair value of the security classified as available-for-sale has been below amortized cost for a significant period of time and the Company concludes that it no longer has the ability or intent to hold the security for the period of time over which the Company expects the values to recover to amortized cost, the investment is written down to its fair value. The resulting charge is included in income, and a new cost basis established. Additionally, under EITF 99-20, when significant changes in estimated cash flows from the cash flows previously estimated occur due to actual prepayment and credit loss experience, and the present value of the revised cash flows using the current expected yield is less than the present value of the previously estimated remaining cash flows (adjusted for cash receipts during the intervening period), an other-than-temporary impairment is deemed to have occurred. Accordingly, the security is written down to fair value with the resulting change being included in income, and a new cost basis established. In both instances, the original discount or premium is written off when the new cost basis is established.

After taking into account the effect of the impairment charge, income is recognized under EITF 99-20 or SFAS 91, as applicable, using the market yield for the security used in establishing the write-down.

Securities Held for Trading

The Company has designated certain securities as assets held for trading because the Company intends to hold them for short periods of time. Securities held for trading are carried at estimated fair value with net unrealized gains or losses included in income.

Mortgage Loans

The Company purchases and originates certain commercial mortgage loans to be held as long-term investments. Loans held for long-term investments are recorded at cost at the date of purchase. Premiums and discounts related to these loans are amortized over their estimated lives using the effective interest method. Any origination fee income and application fee income net of direct costs associated with originating or purchasing commercial mortgage loans are deferred and included in the basis of the loans on the consolidated statement of financial condition. The net fees are amortized over the life of the loans using the effective interest method. The Company recognizes impairment on the loans when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company measures impairment (both interest and principle) based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The Company acquired certain residential mortgage loan pools in the CORE Cap merger (See Note 14 of the consolidated financial statements). Residential loan pools are treated as available-for-sale debt securities and are carried at estimated fair value with net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Unrealized losses that reflect a decline in value, which is judged by management to be other than temporary, if any, are charged to earnings.

Equity Investments and Real Estate Joint Ventures

Investments in real estate entities over which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company recognizes its share of each venture's income or loss, and reduces its investment balance by distributions received. Real estate held by such entities is regularly reviewed for impairment, and would be written down to its estimated fair value if impairment is determined to exist.

Short Sales

As part of its short-term trading strategies (see Note 3 of the consolidated financial statements), the Company may sell securities that it does not own ("short sales"). To complete a short sale, the Company may arrange through a broker to borrow the securities to be delivered to the buyer. The proceeds received by the Company from the short sale are retained by the broker until the Company replaces the borrowed securities, generally within a period of less than one month. In borrowing the securities to be delivered to the buyer, the Company becomes obligated to replace the securities borrowed at their market price at the time of the replacement, whatever that price may be. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited as to dollar amount, will be recognized upon the termination of a short sale if the market price is less than or greater than the proceeds originally received. The Company's liability under the short sales is recorded at fair value, with unrealized gains or losses included in net gain or loss on securities held for trading in the consolidated statement of operations.

The Company is exposed to credit loss in the event of nonperformance by any broker that holds a deposit as collateral for securities borrowed. However, the Company does not anticipate nonperformance by any broker.

Forward Commitments -- Trading

As part of its short-term trading strategies (see Note 3 of the consolidated financial statements), the Company may enter into forward commitments to purchase or sell U.S. Treasury securities or securities issued by Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") or Government National Mortgage Association ("GNMA"), (collectively "Agency Securities"), which obligate the Company to purchase or sell such securities at a specified date at a specified price. When the Company enters into such a forward commitment, it will, generally within sixty days or less, enter into a matching forward commitment with the same or a different counterparty which entitles the Company to sell (in instances where the original transaction was a commitment to purchase) or purchase (in instances where the original transaction was a commitment to sell) the same or similar securities on or about the same specified date as the original forward commitment. Any difference between the specified price of the original and matching forward commitments will result in a gain or loss to the Company. Changes in the fair value of open commitments are recognized on the consolidated statement of financial condition and included among assets (if there is an unrealized gain) or among liabilities (if there is an unrealized loss). A corresponding amount is included as a component of net gain or loss on securities held for trading in the consolidated statement of operations.

The Company is exposed to interest rate risk on these commitments, as well as to credit loss in the event of nonperformance by any other party to the Company's forward commitments. However, the Company does not anticipate nonperformance by any counterparty.

Financial Futures Contracts – Trading

As part of its short-term trading strategies (see Note 3 of the consolidated financial statements), the Company may enter into financial futures contracts, which are agreements between two parties to buy or sell a financial instrument for a set price on a future date. Initial margin deposits are made upon entering into futures contracts and can be either cash or securities. During the period that the futures contract is open, changes in the value of the contract are recognized as gains or losses on securities held for trading by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each day's trading. Variation margin payments are received or made, depending upon whether gains or losses are incurred.

The Company is exposed to interest rate risk on the contracts, as well as to credit loss in the event of nonperformance by any other party to the contract. However, the Company does not anticipate nonperformance by any counterparty.

Derivative Instruments

As part of its asset/liability management activities, the Company may enter into interest rate swap agreements, forward currency exchange contracts and other financial instruments in order to hedge interest rate and foreign currency exposures or to modify the interest rate or foreign currency characteristics of related items in its consolidated statement of financial condition.

Income and expenses from interest rate swap agreements that are, for accounting purposes, designated as hedging borrowings are recognized as a net adjustment to the interest expense of the hedged item. During the term of the interest rate swap agreement, changes in fair value are recognized on the consolidated statement of financial condition and included among assets (if there is an unrealized gain) or among liabilities (if there is an unrealized loss). Changes in fair value are collateralized with cash or cash equivalents and are recorded on the consolidated statement of financial condition as restricted cash. A corresponding amount is included as a component of accumulated other comprehensive income (loss) in stockholders' equity. The Company accounts for revenues and expenses from the interest rate swap agreements under the accrual basis over the period to which the payment relates. Amounts paid to acquire these instruments are capitalized and amortized over the life of the instrument. Amortization of capitalized fees paid as well as payments received under these agreements are recorded as an adjustment to interest income. If the underlying hedged securities are sold, the amount of unrealized gain or loss in accumulated other comprehensive income (loss) relating to the corresponding interest rate swap agreement is included in the determination of gain or loss on the sale of the securities. If interest rate swap agreements are terminated, the associated gain or loss is deferred over the shorter of the remaining term of the swap agreement, or the underlying hedged item, provided that the underlying hedged item has not been sold.

Revenues and expenses from forward currency exchange contracts are recognized as a net adjustment to foreign currency gain or loss. During the term of the forward currency exchange contracts, changes in fair value are recognized on the consolidated statement of financial condition and included among assets (if there is an unrealized gain) or among liabilities (if there is an unrealized loss). A corresponding amount is included as a component of net foreign currency gain or loss in the consolidated statement of operations.

Financial futures contracts that are, for accounting purposes, designated as hedging securities held for trading, are carried at fair value, with changes in fair value included in the consolidated statement of operations.

The Company monitors its hedging instruments throughout their terms to ensure that they remain effective for their intended purpose. The Company is exposed to interest rate and/or currency risk on these hedging instruments, as well as to credit loss in the event of nonperformance by any other party to the Company's hedging instruments. The Company's policy is to enter into hedging agreements with counterparties rated A or better.

Stock Options

For option grants prior to December 15, 1998, the Company considered its officers and directors to be employees for the purposes of stock option accounting. In accordance with the FASB's Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," the Company's officers and directors are not considered to be employees for grants made subsequent to that date.

Of the options issued under the 1998 Stock Option Plan, options covering 979,426 shares of Common Stock were granted prior to December 15, 1998 to individuals deemed to be employees. The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for such options. Accordingly, no compensation cost for these options has been recorded in the consolidated statement of operations. Had compensation cost for these options been determined based on the fair value of the options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have changed to the pro forma amounts indicated below:

	2002	2001	2000
Net income – as reported	$ 59,955	$ 56,271	$ 39,326
Net income – pro forma	59,955	56,218	39,158
Net income per common share, basic – as reported	1.18	1.41	1.37
Net income per common share, basic – pro forma	1.18	1.41	1.36
Net income per common share, diluted – as reported	1.18	1.35	1.28
Net income per common share, diluted – pro forma	1.18	1.35	1.28

For the pro forma, the compensation cost is amortized over the vesting period of the options.

For the options to purchase 786,915 shares of the Company's Common Stock granted to non-employees under the 1998 Stock Option Plan, compensation cost is accrued based on the estimated fair value of the options issued and amortized over the vesting period. Because vesting of the options is contingent upon the recipient continuing to provide services to the Company to the vesting date, the Company estimates the fair value of the non-employee options at each period end, up to the vesting date, and adjusts expensed amounts accordingly. The value of these non-employee options at each period end was negligible and was fully vested by March 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the period ending December 31, 2000. There were no options granted in 2002 and 2001.

	December 31, 2000
Estimated volatility	25%
Expected life	7 years
Risk-free interest rate	6.0%
Expected dividend yield	11.35%

Negative Goodwill

Negative goodwill reflects the excess of the estimated fair value of the net assets acquired in the CORE Cap Inc. merger (See Note 14 of the consolidated financial statements) over the purchase price for such assets. Negative goodwill was being amortized using the straight-line method from the date of acquisition over approximately 5.7 years, the weighted average lives of the assets acquired in the merger that the Company intended to retain. In March 2001, the Company sold approximately $60,211 of the assets acquired in the CORE Cap merger. Effective in April 2001, the Company began amortizing the remaining balance of negative goodwill over 4.5 years, which represents the weighted average lives of the remaining assets. This amortization is included in other expenses/income - net. Negative goodwill, net, was $6,327 at December 31, 2001, and is included in other liabilities. Pursuant to SFAS 142 (See Recent Accounting Pronouncements), the Company recognized the unamortized negative goodwill balance in income during the first quarter of 2002.

Income Taxes

The Company has elected to be taxed as a REIT and to comply with the provisions of the Code with respect thereto. Accordingly, the Company generally will not be subject to Federal income tax to the extent of its distributions to stockholders and as long as certain asset, income and stock ownership tests are met. As of December 31, 2002, the Company had a Federal capital loss carryover of approximately $58,000 available to offset future capital gains.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with indefinite useful lives. Instead, goodwill and intangible assets deemed to have indefinite useful lives will be subject to an annual review for impairment. The new standards were effective for the Company in the first quarter of 2002. Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company recorded a one-time, noncash adjustment of approximately $6,327 to write off the unamortized balance of its negative goodwill. Such charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations. Amortization of negative goodwill was $1,942 and $1,062 for the years ended December 31, 2001 and 2000, respectively.

In August of 2001, the FASB issued SFAS No, 143, "Accounting for Asset Retirement Obligations" (effective January 1, 2003) and SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (effective January 1, 2002). SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. The Company has determined that these Interpretations do not have a significant impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The disclosure provisions of this Interpretation are effective for the Company's December 31, 2002 consolidated financial statements. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has determined that this Interpretation does not currently impact the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SAFS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company has determined that this Interpretation does not currently impact the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of the Interpretation will be immediately effective for all variable interests in variable interest entities created after January 31, 2003. The Company will need to apply this Interpretation to any existing variable interests in variable interest entities by no later than July 1, 2003. The Company is in the process of evaluating all of its investments and other interests in entities that may be deemed variable interest entities under the provisions of FIN 46. These include interests in commercial mortgage backed securities and their issuers that have issued securities with a total face value of $9,616,797. The Company's actual loss is limited to the amounts that are not financed in its non recourse CDOs. The fair value of the securities financed in the CDOs is $460,210; the amount held outside of the CDOs is $142,496. The Company's believes that many of these interests and entities will not be consolidated, and may not ultimately fall under the provisions of FIN 46. The Company cannot make any definitive conclusion until it completes its evaluation.

Reclassifications

Certain amounts from 2001 and 2000 have been reclassified to conform to the 2002 presentation.

Note 2 — Securities Available for Sale

The Company's securities available for sale are carried at estimated fair value. The amortized cost and estimated fair value of securities available for sale as of December 31, 2002 are summarized as follows:

Security Description	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Commercial mortgage-backed securities ("CMBS"):				
CMBS (interest only strips) IO's	$ 42,591	$ 1,433	$ (390)	$ 43,634
Investment grade CMBS	49,843	5,277	-	55,120
Non-investment grade rated subordinated securities	629,273	19,473	(71,375)	577,371
Non-rated subordinated securities	34,170	1,967	(10,802)	25,335
Credit tenant lease	9,063	-	-	9,063
Investment grade REIT debt	174,515	9,464	(157)	183,822
Total CMBS	939,455	37,614	(82,724)	894,345
Single-family residential mortgage-backed securities ("RMBS"):				
Agency adjustable rate securities	40,964	510	(175)	41,299
Agency fixed rate securities	8,509	324	-	8,833
Residential CMO's	13,356	478	-	13,834
Hybrid Arms	14,541	210	-	14,751
Total RMBS	77,370	1,522	(175)	78,717
Total securities available for sale	$ 1,016,825	$ 39,136	$ (82,899)	$ 973,062

As of December 31, 2002, an aggregate of $872,939 in estimated fair value of the Company's securities available for sale was pledged to secure its collateralized borrowings.

The amortized cost and estimated fair value of securities available for sale as of December 31, 2001 are summarized as follows:

Security Description	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Commercial mortgage-backed securities ("CMBS"):				
CMBS IO's	$ 77,470	$ 2,322	$ (588)	$ 79,204
Investment grade CMBS	20,318	-	(5,728)	14,590
Non-investment grade rated subordinated securities	416,171	3,461	(91,100)	328,532
Non-rated subordinated securities	40,944	1,173	(10,490)	31,627
Total CMBS	554,903	6,956	(107,906)	453,953
Single-family residential mortgage-backed securities ("RMBS"):				
Agency adjustable rate securities	74,185	850	-	75,035
Agency fixed rate securities	810,691	3,740	(9,672)	804,759
Residential CMO's	33,319	203	-	33,522
Home Equity Loans	26,302	997	-	27,299
Hybrid Arms	51,322	64	-	51,386
Total RMBS	995,819	5,854	(9,672)	992,001
Total securities available for sale	$ 1,550,722	$ 12,810	$ (117,578)	$ 1,445,954

As of December 31, 2001, an aggregate of $1,336,622 in estimated fair value of the Company's securities available for sale was pledged to secure its collateralized borrowings.

As of December 31, 2002 and 2001, there were 1,883 and 1,911 loans, respectively, underlying the Controlling Class CMBS held by the Company, with a principal balance of $9,616,797 and $9,909,800, respectively.

As of December 31, 2002 and 2001, the aggregate estimated fair values by underlying credit rating of the Company's securities available for sale are as follows:

	December 31, 2002		December 31, 2001	
Security Rating	Estimated Fair Value	Percentage	Estimated Fair Value	Percentage
Agency and agency insured securities	$ 50,132	5.1%	$ 875,039	60.5%
AAA	72,923	7.5	160,249	11.1
AA	4,448	0.5	35,917	2.5
A	10,466	1.1	-	-
A-	19,116	2.0	-	-
BBB+	93,623	9.6	-	-
BBB	101,691	10.4	14,590	1.0
BBB-	17,957	1.8	-	-
BB+	237,839	24.4	74,610	5.2
BB	93,290	9.6	34,246	2.4
BB-	66,844	6.9	56,935	4.0
B+	21,533	2.2	19,274	1.3
B	99,815	10.2	93,946	6.5
B-	39,035	4.0	37,954	2.6
CCC	19,015	2.0	17,637	1.2
Not rated	25,335	2.7	25,557	1.7
Total securities available for sale	$ 973,062	100.0%	$ 1,445,954	100.0%

As of December 31, 2002 and 2001, the mortgage loans underlying the Controlling Class CMBS held by the Company were secured by properties of the types and at the locations identified below:

	Percentage (1)			Percentage (1)	
Property Type	2002	2001	Geographic Location	2002	2001
Multifamily	34.3%	34.6%	California	12.2%	12.8%
Retail	28.1	27.9	Texas	10.6	10.7
Office	18.8	18.8	New York	9.1	9.1
Lodging	8.7	8.6	Florida	6.6	7.0
Other	10.1	10.1	Other (2)	61.5	60.4
Total	100.0%	100.0%	Total	100.0%	100.0%

(1) Based on a percentage of the total unpaid principal balance of the underlying loans.
(2) No other individual state comprises more than 5% of the total.

The following table sets forth certain information relating to the aggregate principal balance and payment status of delinquent mortgage loans underlying the Controlling Class CMBS held by the Company as of December 31, 2002 and 2001:

	2002			2001		
	Principal	Number of Loans	% of Collateral	Principal	Number of Loans	% of Collateral
Past due 30 days to 60 days	$ 5,476	1	0.05%	$ 15,401	5	0.15%
Past due 60 days to 90 days	49,825	10	0.52	9,865	4	0.10
Past due 90 days or more	102,886	19	1.07	112,017	18	1.13
Resolved loans	-	-	-	-	-	-
Real Estate owned	21,830	6	0.23	8,805	1	0.09
Total Delinquent	180,017	36	1.87%	146,088	28	1.47%
Total Principal Balance	$ 9,616,797	1,883		$ 9,909,800	1,911	

Of the 36 delinquent loans as of December 31, 2002, one was delinquent due to technical reasons, six were real estate owned and being marketed for sale, three were in foreclosure and the remaining 26 loans were in some form of workout negotiations.

The Controlling Class CMBS owned by the Company has a delinquency experience of 1.87%, which is consistent with industry averages. During 2002, the Company experienced early payoffs of $128,344 which represents 1.33% of the year-end pool balance. These loans were paid-off at par with no loss.

To the extent that realized losses, if any, or such resolutions differ significantly from the Company's original loss estimates, it may be necessary to reduce or increase the projected GAAP yield on the applicable CMBS investment to better reflect such investment's expected earnings net of expected losses, from the date of purchase. While realized losses on individual assets may be higher or lower than original estimates, the Company currently believes its aggregate loss estimates and GAAP yields remain appropriate.

The CMBS held by the Company consist of subordinated securities collateralized by adjustable and fixed rate commercial and multifamily mortgage loans. The RMBS held by the Company consist of adjustable rate and fixed rate residential pass-through or mortgage-backed securities collateralized by adjustable and fixed rate single-family residential mortgage loans. Agency RMBS were issued by FHLMC, FNMA or GNMA. Privately issued RMBS were issued by entities other than FHLMC, FNMA or GNMA. The Company's securities available for sale are subject to credit, interest rate and/or prepayment risks.

The CMBS owned by the Company provide credit support to the more senior classes of the related commercial securitization. The Company generally does not own the senior classes of its below investment grade CMBS. Cash flow from the mortgages underlying the CMBS generally is allocated first to the senior classes, with the most senior class having a priority entitlement to cash flow. Then, any remaining cash flow is allocated generally among the other CMBS classes in order of their relative seniority. To the extent there are defaults and unrecoverable losses on the underlying mortgages, resulting in reduced cash flows, the most subordinated CMBS class will bear this loss first. To the extent there are losses in excess of the most subordinated class' stated entitlement to principal and interest, then the remaining CMBS classes will bear such losses in order of their relative subordination.

As of December 31, 2002 and 2001, the anticipated weighted average unleveraged yield to maturity based upon adjusted cost of the Company's entire subordinated CMBS portfolio was 9.8% and 10.1% per annum, respectively, and of the Company's other securities available for sale was 6.8% and 6.04% per annum, respectively. The Company's anticipated yields to maturity on its subordinated CMBS and other securities available for sale are based upon a number of assumptions that are subject to certain business and economic uncertainties and contingencies. Examples of these include, among other things, the rate and timing of principal payments (including prepayments, repurchases, defaults, liquidations and related expenses), the pass-through or coupon rate and interest rate fluctuations. Additional factors that may affect the Company's anticipated yields to maturity on its subordinated CMBS include interest payment shortfalls due to delinquencies on the underlying mortgage loans, and the timing and magnitude of credit losses on the mortgage loans underlying the subordinated CMBS that are a result of the general condition of the real estate market (including competition for tenants and their related credit quality) and changes in market rental rates. As these uncertainties and contingencies are difficult to predict and are subject to future events which may alter these assumptions, no assurance can be given that the anticipated yields to maturity, discussed above and elsewhere, will be achieved.

The agency adjustable rate RMBS held by the Company are subject to periodic and lifetime caps that limit the amount the interest rates of such securities can change during any given period and over the life of the loan. As of December 31, 2002 and 2001, adjustable rate RMBS with a market value of $41,299 and $75,035, respectively, is included in securities available for sale on the consolidated statement of financial condition.

As of December 31, 2002, the unamortized net discount on all securities available for sale was $1,179,098, which represented 53.69% of the then remaining face amount of such securities.

During 2002, the Company sold securities available for sale for total proceeds of $1,017,534, resulting in a realized gain of $11,391. During 2001, the Company sold securities available for sale for total proceeds of $1,786,400, resulting in a realized gain of $7,401.

Included in CDO II was a ramp facility that will be utilized to fund the purchase of $50,000 of par of below investment grade CMBS. On March 14, 2003, the Company purchased $78,027 par of securities in CSFB 2003-CPN1. Of this purchase, $30,000 par will be contributed into the ramp facility for CDO II, and $48,027 will be held outside of CDO II.

Note 3 — Securities Held for Trading

Securities held for trading are generally RMBS that the Company intends to hold for a short period of time. During the fiscal year 2002, the Company discontinued its active short-term trading strategies, which the Company employed from time to time to generate economic and taxable gains. The RMBS classified as held for trading are actively hedged using treasury futures, interest rate swap agreements and forward sales and purchases of agency RMBS.

The Company's securities held for trading are carried at estimated fair value. At December 31, 2002, the Company's securities held for trading consisted of FNMA and Federal Home Loan Mortgage Corp. mortgage pools with an estimated fair value of $1,427,733; and short positions of 3,166 five-year and 1,126 ten-year U.S. Treasury Note future contracts, which represented $316,600 and $112,600 in face amount of U.S. Treasury Notes, respectively. The estimated fair value of the contracts was approximately $476,676 at December 31, 2002. At December 31, 2001, the Company's securities held for trading consisted of FNMA and Federal Home Loan Mortgage Corp. mortgage pools with an estimated fair value of $578,008 and short positions of 80 thirty-year U.S. Treasury Bond future contracts and 500 ten-year U.S. Treasury Note future contracts expiring in March 2002, which represented $50,000 and $8,000 in face amount of U.S. Treasury Bonds and Notes, respectively. The estimated fair value of these contracts was approximately $(61,235) at December 31, 2001. Also, the Company had outstanding a short position of 140 Eurodollar futures of which 35 expire in each of June, September and December 2003 and 35 in March 2004, and an outstanding short call swaption with a notional amount of $400,000, which expires in December 2004. The estimated fair value of these Eurodollar futures contracts was approximately $(32,987) and the estimated fair value of the swaption contract was approximately $(10,500) as of December 31, 2001. During 2002, the Company closed the all Eurodollar future positions and the swaption position.

As of December 31, 2002 and 2001, adjustable rate RMBS with a market value of $21,864 and $38,258, respectively, is included in securities held for trading on the consolidated statement of financial condition.

The Company's trading strategies are subject to the risk of unanticipated changes in the relative prices of long and short positions in trading securities, but are designed to be relatively unaffected by changes in the overall level of interest rates.

Note 4 — Commercial Mortgage Loans

The following table summarizes the Company's loan investments at December 31, 2002 and 2001:

Date of Initial Investment	Scheduled Maturity/Date of Repayment or Sale	Location	Property Type	Par 2002	Par 2001	Interest Rate 2002	Interest Rate 2001
12/17/01	4/9/04	Tyson's Corner, VA[1]	Office	$ 22,000	$ 22,000	8.9%	8.9%
12/20/00	12/19/02	Los Angeles, CA	Office	18,438	22,500	11.4	12.7
11/7/01	11/11/07	San Francisco, CA[2]	Office	10,909	10,987	7.2	7.2
11/7/01	11/11/07	San Francisco, CA[2]	Office	9,819	9,889	6.7	6.7
5/17/02	12/11/04	Midwest[3]	Retail	3,500	-	10.0	-
5/17/02	12/11/04	Southwest[3]	Residential	3,013	-	3.6	-
8/26/98	12/17/02	London, England[4]	Hotel	-	31,199	-	8.1
8/15/00	11/1/02	San Francisco, CA[5]	Hotel	-	17,892	-	8.4
9/22/00	10/24/02	Chicago, IL	Multifamily	-	15,000	-	20.0
06/25/01	4/16/02	New York, NY[6]	Office	-	13,170	-	5.8
				$ 67,679	$ 142,637		

(1) The entire principal balance of the Company's investment is pledged to secure line of credit borrowings.
(2) Two subordinate interests in a $125,000 note secured by one 11-story office building. The entire principal balance of the Company's investment is pledged to secure collateralized debt obligations.
(3) Secured by the partnership interests in three super regional malls. The security interest in each of the malls are cross-collateralized and contain cross-default provisions. The loan was issued at a discount, which will amortize to its par value at a yield to maturity of 13.2%. Payments are interest only and reset monthly based upon a one month LIBOR spread. The loan was paid off in full on January 10, 2003. In conjunction with this investment, the Company purchased a 1.46% interest only strip off of a B Note secured by a portfolio of apartments (5,389 units). Payments received are the greater of 1.5% or 9.5% less LIBOR+450, based upon a notional par value.
(4) The exchange rate for the British pound at December 31, 2001 was £0.687852 to US $1.00. The entire principal balance of the Company's investment in the London Loan was pledged to secure line of credit borrowings. The loan and the line of credit matured on 12/17/02.
(5) The entire principal balance of the Company's investment was pledged to secure line of credit borrowings. The loan and the line of credit matured on 11/1/02.
(6) The entire principal balance of the Company's investment is pledged to secure reverse repurchase agreements. The loan and the line of credit matured on 4/16/02.

Reconciliation of commercial mortgage loans:	Par	Book Value
Balance at beginning of period	$ 153,187	$ 153,187
Proceeds from repayment of mortgage loans	(66,620)	(66,620)
Investments in commercial mortgage loans	56,070	56,070
Balance at December 31, 2001	142,637	142,637
Discount accretion	-	40
Proceeds from repayment of mortgage loans	(81,471)	(80,383)
Reduction in notional par value	(170)	-
Investments in commercial mortgage loans	6,683	3,370
Balance at December 31, 2002	$ 67,679	$ 65,664

Note 5 — Equity Investment and Real Estate Joint Ventures

On July 20, 2000, the Company made an investment aggregating $5,121 in two limited partnerships for the purpose of purchasing a ninety nine thousand square foot office building and a one hundred twenty thousand square foot office building, both of which are located in suburban Philadelphia. The Company's ownership interest is 64.81% in each partnership. The Company receives a preferred return of 12% compounded on its unreturned capital, which is payable monthly and a share of the proceeds from a sale or refinancing. The book value of the partnerships at December 31, 2002 and 2001 was $3,149 and $3,159, respectively. In January 2003, the Company received a return of capital distribution from the partnerships in the amount of $400.

On December 14, 2000, the Company made an investment aggregating approximately $5,149 in a limited liability company and received a 36.4% senior interest. The joint venture was established for the purpose of acquiring a five hundred thousand square foot office and retail complex in Tallahassee, Florida. The Company receives a preferred return of 13.25% and a return of capital of $3, which is payable monthly. The book value of the investment at December 31, 2002 and 2001 was $5,116 and $5,158, respectively.

On July 20, 2001, the Company entered into a $50 million commitment to acquire shares in Carbon Capital, Inc. ("Carbon"), a private commercial real estate income opportunity fund managed by BlackRock Financial Management, Inc., who is also the manager of the Company (Note 10 of the consolidated financial statements). The period during which the Company may be required to purchase shares under the commitment expires in July 2004. On November 5, 2001, the Company received a capital call notice to fund $8,784 of its Carbon investment, which was paid on November 19, 2001. On October 30, 2002, the Company funded an additional capital call notice in the amount of $6,100. The proceeds of the capital calls were used by Carbon primarily to acquire commercial loans secured by real estate or ownership interests in entities that own real estate. On December 31, 2001, the Company owned 32.5% of the outstanding shares in Carbon. In March 2002, Carbon obtained additional commitments from unaffiliated institutional investors while the Company's commitment remained unchanged. Accordingly, the Company's ownership was reduced from 32.5% to 18.8%. On December 30, 2002, the Company received dividends of $1,089. The Company's remaining commitment at December 31, 2002 and 2001 was $35,116 and $41,216, respectively. On February 6, 2003, the Company funded an additional capital call notice in the amount of $2,680, which was used by Carbon to acquire a mezzanine loan secured by ownership interests in an entity that owns a mixed-use development.

Combined summarized financial information of the unconsolidated equity investment and real estate joint ventures of the Company is as follows:

	December 31,	
	2002	2001
Balance Sheets		
Real estate property	$ 44,342	$ 58,078
Commercial mortgage loans, net	178,429	26,469
Other assets	10,533	8,687
Total Assets	$ 233,304	$ 93,234
Mortgage debt	$ 30,846	$ 45,603
Other liabilities	103,954	2,201
Partners', members' and shareholders' equity	98,504	45,430
Total liabilities and shareholders' equity	$ 233,304	$ 93,234
Anthracite Capital, Inc.'s share of equity	$ 23,262	$ 17,101

	For the years ended December 31,		
	2002	2001	2000
Statements of Operations:			
Revenues	$ 19,901	$ 11,119	$ 1,723
Expenses			
Interest expense	4,877	3,796	901
Depreciation and amortization	2,203	1,840	317
Operating expenses	5,611	3,560	559
Total expenses	12,691	9,196	1,777
Net Income	7,210	$ 1,923	$ (54)
Anthracite Capital, Inc.'s share of net income	$ 2,246	$ 1,747	$ 348

The following tables summarizes the loan investments held by Carbon Capital, Inc. at December 31, 2002 and 2001:

Date of Initial Investment	Scheduled Maturity	Location	Property Type	Par 2002	Par 2001
11/19/01	9/11/04	New York, NY[1][4]	Office	$ 10,000	$ 10,000
11/20/01	12/11/07	San Francisco, CA[2]	Office	12,071	12,138
12/17/01	4/9/04	Tysons Corner, VA[3]	Office	10,000	10,000
5/17/02	12/11/04	Midwest[4][5]	Retail	14,500	-
5/17/02	12/11/04	Southwest[4]	Residential	12,487	-
10/16/02	11/1/07	Chicago, IL[5]	Office	71,952	-
11/1/02	11/9/04	San Francisco, CA[6]	Hotel	65,000	-
				$ 196,010	$ 32,138

(1) May be extended at the borrower's option for two additional twelve-month periods, subject to certain performance hurdles and an extension fee of $425 for the first extension and $413 for the second extension.
(2) Anthracite Capital, Inc. owns two subordinate interests, which are senior to the interest owned by Carbon Capital, Inc.
(3) May be extended at the borrower's options for two additional twelve-month periods for a .25% extension fee.
(4) Secured by the partnership interests in three super regional malls. The security interests in each of the malls are cross-collateralized and contain cross-default provisions. The loan was paid off in full on January 10, 2003. In conjunction with this investment, Carbon Capital, Inc. purchased a 1.46% interest only strip off of a B Note secured by a portfolio of apartments (5,389 units). Anthracite Capital, Inc. owns subordinate interests in these investments, which are pari passu to those owned by Carbon Capital, Inc.
(5) The entire principal balance is pledged to secure reverse repurchase agreements.
(6) Represents a $30,000 subordinate interest in a $160,000 note secured by a full service hotel and a $35,000 mezzanine loan, secured by the borrower's interest in the same property. May be extended at the borrower's option for three additional twelve-month periods for a .25% extension fee. There is a fee due for the second and third extension of 0.125% per extension. The entire principal balance is pledged to secure reverse repurchase agreements.

At December 31, 2002, the weighted average interest spread and the weighted average yield of loan investments held by Carbon Capital, Inc. was 8.6% and 9.9%, respectively. At December 31, 2001, the weighted average interest spread and the weighted average yield of the loan investments held by Carbon Capital, Inc., was 7.4% and 11.7%, respectively.

Note 6 — Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair value of financial instruments. The following table presents the notional amount, carrying value and estimated fair value of financial instruments as of December 31, 2002 and 2001:

	2002			2001		
	Notional Amount	Carrying Value	Estimated Fair Value	Notional Amount	Carrying Value	Estimated Fair Value
Securities available for sale	$ -	$ 973,062	$ 973,062	$ -	$ 1,445,954	$ 1,445,954
Securities held for trading	-	1,427,733	1,427,733	-	564,081	564,081
Commercial mortgage loans	-	65,664	65,664	-	142,637	146,635
Secured borrowings	-	2,161,661	2,161,661		(1,835,938	(1,835,938)
Currency forward contracts	-	365	365	12,350	(489)	(489)
Interest rate swap agreements	1,162,832	(45,602)	(45,602)	792,000	(9,380)	(9,380)
Futures	4,292	(476,676)	(476,676)	930,000	(94,221)	(94,221)

The currency forward contracts as of December 31, 2002 is comprised of two offsetting currency forward contracts which net to a notional amount of zero. Notional amounts are a unit of measure specified in a derivative instrument. The fair values of the Company's securities available for sale, securities held for trading, mortgage loan pools, currency forward contracts and interest rate swap agreements are based on market prices provided by certain dealers who make markets in these financial instruments. The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market exchange. Commercial mortgage loans and secured borrowings are floating rate instruments, therefore their carrying value approximates fair value.

Note 7 — Impairment - CMBS

The FMACT 1998-BA class B security continues to perform poorly. Based on the information provided by the trustee, as of December 16, 2002, of the 71 borrowers in the loan pool underlying this security, there are 8 borrowers with loans in the amount of $36,741 which are in default, 10 borrowers with loans in the amount of $23,722 which are delinquent, and 53 borrowers with loans in the amount of $135,292 which are current. During the fourth quarter of 2002, the servicer of the underlying loans recouped principal and interest advances made in prior years. This action resulted, at least temporarily, in insufficient cash being available to make the payments required on the Company's class B security.

Based on the delinquencies and defaults in the underlying pools, and the missed payments during the fourth quarter of 2002 as described above, the Company revised its estimated future cash flows from this investment. Accordingly, in accordance with EITF 99-20, the Company determined that its investment was impaired and wrote down the adjusted purchase price of this security by $10,273 to its estimated fair value and increased the GAAP yield from 7.69% to a market yield for a security of this credit quality, estimated to be 20%.

These figures incorporate the assumption that an additional $31,203 of losses will be experienced by the underlying pools and an estimate of another 1.0% of losses per year over the remaining life of the trust. This security was part of the CORE Cap acquisition in May of 2000 and was rated AA at that time. This security is currently rated D by Standard & Poors and CC by Fitch Ratings.

Note 8 — Common Stock

On July 11, 2001, the Company filed a registration statement to register with the SEC an additional 10,000,000 shares of Common Stock to be issued under its Dividend Reinvestment and Stock Purchase Plan (the "Dividend Reinvestment Plan"). The Dividend Reinvestment Plan allows investors the opportunity to purchase additional shares of the Company's Common Stock through the reinvestment of the Company's dividends, optional cash payments and initial cash investments.

On September 21, 2001, the Company filed a registration statement to register an additional $300,000 of securities with the SEC. The shelf registration statement permits the Company to issue a variety of debt and equity securities in the public markets. There can be no certainty, however, that the Company will be able to issue, on terms favorable to the Company, or at all, any of the securities so registered.

On February 14, 2001, the Company completed a follow-on offering of 4,000,000 shares of its Common Stock in an underwritten public offering. The aggregate net proceeds to the Company (after deducting underwriting fees and expenses) was approximately $33,300. The Company had granted the underwriters an option, exercisable for 30 days, to purchase up to 600,000 additional shares of Common Stock to cover over-allotments. This option was exercised on March 13, 2001 and resulted in net proceeds to the Company of approximately $5,000.

On May 11, 2001, the Company completed a follow-on offering of 4,000,000 shares of its Common Stock in an underwritten public offering. The aggregate net proceeds to the Company (after deducting underwriting fees and expenses) was approximately $37,800. The Company had granted the underwriters an option, exercisable for 30 days, to purchase up to 600,000 additional shares of Common Stock to cover over-allotments. This option was exercised on June 6, 2001 and resulted in additional net proceeds to the Company of approximately $5,675.

On November 7, 2001, the Company completed a follow-on offering of 4,400,000 shares of its Common Stock in an underwritten public offering. The aggregate net proceeds to the Company (after deducting underwriting fees and expenses) was approximately $39,400. On November 13, 2001, the underwriters exercised an option to purchase an additional 90,000 shares of Company Common Stock available through an over-allotment granted to the underwriters and resulted in additional net proceeds to the Company of approximately $810.

For the year ended December 31, 2002, the Company issued 1,455,725 shares of Common Stock under its Dividend Reinvestment Plan. Net proceeds to the Company was approximately

$15,920. For the year ended December 31, 2001, the Company issued 2,228,566 shares of Common Stock under its Dividend Reinvestment Plan. Net proceeds to the Company was approximately $22,945.

During the year ended December 31, 2002, the Company declared dividends to stockholders totaling $65,366 or $1.40 per share, of which $48,777 was paid during the year and $16,589 was paid on January 31, 2003. During the year ended December 31, 2001, the Company declared dividends to stockholders totaling $47,458 or $1.29 per share, of which $31,607 was paid during the year and $15,850 was paid on January 31, 2002.

On March 6, 2003, the Company declared dividends to its stockholders of $.35 per share, payable on April 30, 2003 to stockholders of record on March 31, 2003. For U.S. Federal income tax purposes, the dividends are ordinary income to the Company's stockholders.

Note 9 — Preferred Stock

On December 2, 1999, the Company authorized and issued 1,200,000 shares of 10.5% Series A Senior Cumulative Redeemable Preferred Stock ("Series A Preferred Stock"), $0.001 par value per share, for aggregate proceeds of $30,000. The Series A Preferred Stock carries a 10.5% coupon and is convertible into the Company's Common Stock at a price of $7.35 per share. The Series A Preferred Stock has a seven-year maturity at which time, at the option of the holders, the shares may be converted into shares of Common Stock or liquidated ("Liquidation Preference") for $28.50 per share. On December 21, 2001, the only Series A Preferred stockholder converted 1,190,000 shares of the Series A Preferred Stock into 4,096,854 shares of Common Stock at a price of $7.26 per share pursuant to its terms, which is $0.09 lower than the original conversion price due to the effects of anti-dilution provisions in the Series A Preferred Stock. The remaining 10,000 shares of Series A Preferred Stock were converted into 34,427 shares of Common Stock at a price of $7.26 per share in March 2002.

The Series A Preferred Stock was privately sold by the Company, and there was no underwriting discount paid. At the closing of the CORE Cap merger (see Note 14 of the consolidated financial statements), the Liquidation Preference of the Series A Preferred Stock was increased from $27.75 to $28.50 per share.

As part of the CORE Cap merger, the Company authorized and issued 2,261,000 shares of 10% Series B Cumulative Redeemable Convertible Preferred Stock ("Series B Preferred Stock"), $0.001 par value per share, to CORE Cap shareholders. The Series B Preferred Stock is perpetual, carries a 10% coupon, has a preference in liquidation as of December 31, 2002 of $47,817, and is convertible into the Company's Common Stock at a price of $17.09 per share, subject to adjustment. If converted, the Series B Preferred Stock would convert into approximately 2,798,180 shares of the Company's Common Stock. In 2002, 300,000 shares of 10% Series B Preferred Stock with a liquidation preference of $7,500 were converted at the shareholder's option into 438,885 shares of the Company's Common stock.

In 2001, 48,300 shares of 10% Series B Preferred Stock with a liquidation preference of $1,207 were converted at the shareholder's option into 70,660 shares of the Company's Common Stock.

As of December 31, 2002, the Company has authorized and unissued 96,539,000 shares of preferred stock.

Note 10 — Transactions with Affiliates

The Company has a Management Agreement with the "Manager," a majority owned indirect subsidiary of PNC Financial Services Group, Inc. ("PNC Bank") and the employer of certain directors and officers of the Company, under which the Manager manages the Company's day-to-day operations, subject to the direction and oversight of the Company's Board of Directors. The initial two-year term of the Management Agreement was to expire on March 27, 2000; on March 16, 2000, the Management Agreement was extended for an additional two years, with the approval of the unaffiliated directors, on terms similar to the original agreement. On March 25, 2002, the Management Agreement was extended for one year through March 27, 2003, with the approval of the unaffiliated directors, on terms similar to the prior agreement with the following changes: (i) the incentive fee calculation would be based on GAAP earnings instead of funds from operations, (ii) the removal of the four-year period to value the Management Agreement in the event of termination and (iii) subsequent renewal periods of the Management Agreement would be for one year instead of two years. The Board was advised by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., a national investment banking and financial advisory firm, in the renewal process.

On March 6, 2003, the unaffiliated directors approved an extension of the Management Agreement from its expiration of March 27, 2003 for one year through March 31, 2004. The terms of the renewed agreement are similar to the prior agreement except for the incentive fee calculation which would provide for a rolling four-quarter high watermark rather than a quarterly calculation. In determining the rolling four-quarter high watermark, the Company would calculate the incentive fee based upon the current and prior three quarters' net income. The Manager would be paid an incentive fee in the current quarter if the Yearly Incentive Fee is greater than what was paid to the Manager in the prior three quarters cumulatively. The Company will phase in the rolling four-quarter high watermark commencing with the second quarter of 2003. Calculation of the incentive fee will be based on GAAP and adjusted to exclude special one-time events pursuant to changes in GAAP accounting pronouncements after discussion between Manager and the unaffiliated directors. The incentive fee threshold did not change. The high watermark will be based on the existing incentive fee hurdle, which provides for the Manager to be paid 25% of the amount of earnings (calculated in accordance with GAAP) per share that exceeds the product of the adjusted issue price of the Company's common stock per share ($11.39 as of December 31, 2002) and the greater of 9.5% or 350 basis points over the ten-year Treasury note.

The Company pays the Manager an annual base management fee equal to a percentage of the average invested assets of the Company as defined in the Management Agreement. The base management fee is equal to 1% per annum of the average invested assets rated less than BB- or not rated, 0.75% of average invested assets rated BB- to BB+, and 0.20% of average invested assets rated above BB+. In order to coincide with the increased size of the Company, effective July 1, 2001, the Manager reduced the base management fee from 0.35% of average invested assets rated above BB+. This revision resulted in $2,360 and $1,059 in savings to the Company during 2002 and 2001, respectively.

The Company incurred $9,332, $7,780 and $6,483 in base management fees in accordance with the terms of the Management Agreement for the years ended December 31, 2002, 2001 and 2000, respectively. In accordance with the provisions of the Management Agreement, the Company recorded reimbursements to the Manager of $14, $216 and $120 for certain expenses incurred on behalf of the Company during 2002, 2001 and 2000, respectively.

The Company has also paid the Manager on a quarterly basis, as incentive compensation, an amount equal to 25% of the funds from operations of the Company (as defined) plus gains (minus losses) from debt restructuring and sales of property, before incentive compensation in excess of a threshold rate. The threshold rate for 1999, 2000, and the six months ended June 30, 2001 was based upon an annualized return on equity equal to 3.5% over the ten year U.S. Treasury Rate on the adjusted issue price of the Common Stock. Effect July 1, 2001, the Manager revised the threshold rate to be the greater of 3.5% over the ten-year U.S. Treasury Rate or 9.5%. This revision resulted in $918 and $630 in savings to the Company during 2002 and 2001, respectively.

Pursuant to the March 25, 2002 one-year Management Agreement extension, such incentive fee was based on 25% of earnings (calculated in accordance with GAAP) of the Company. For purposes of the incentive compensation calculation, equity is generally defined as proceeds from issuance of Common Stock before underwriting discounts and commissions and other costs of issuance. For purposes of calculating the incentive fee during 2002, the cumulative transition adjustment of $6,327 resulting from the Company's adoption of SFAS 142 was excluded from earnings in its entirety and included using an amortization period of three years. This revision saved the Company $1,314 of incentive fee during 2002. The Company incurred $3,195, $3,238 and $967 in incentive compensation for the years ended December 31, 2002, 2001 and 2000, respectively.

On March 17, 1999, the Company's Board of Directors approved an administration agreement with the Manager and the termination of a previous agreement with an unaffiliated third party. Under the terms of the administration agreement, the Manager provides financial reporting, audit coordination and accounting oversight services to the Company. The Company pays the Manager a monthly administrative fee at an annual rate of 0.06% of the first $125 million of average net assets, 0.04% of the next $125 million of average net assets and 0.03% of average net assets in excess of $250 million subject to a minimum annual fee of $120. For the years ended December 31, 2002, 2001 and 2000, the Company paid administration fees of $168, $144 and $120, respectively.

During the year ended December 31, 2000, the Company purchased certificates representing a 1% interest in Midland Commercial Mortgage Owner Trust IV, Midland Commercial Mortgage Owner Trust V, Midland Commercial Mortgage Owner Trust VI, Commercial Mortgage Owner Trust VII, PNC Loan Trust VII and PNC Loan Trust VIII (collectively the "Trusts") for an aggregate investment of $7,021. These Midland Trusts were purchased from Midland Loan Services, Inc. ("Midland") and the PNC trusts were purchased from PNC Bank. Midland is a wholly-owned indirect subsidiary of PNC Bank and the depositor to the Trusts. The assets of the Trusts consist of commercial mortgage loans originated or acquired by Midland and PNC Bank. In connection with these transactions, the Company entered into a $4,500 committed line of credit from PNC Funding Corp., a wholly-owned indirect subsidiary of PNC Bank, to borrow up to 90% of the fair market value of the Company's interest in the Trusts. Outstanding borrowings against this line of credit bear interest at a LIBOR based variable rate. As of December 31, 2001 and 2000 there were no outstanding borrowings under this line of credit. The Company earned $163 and $33 from the Trusts and paid interest of approximately $138 and $20 to PNC Funding Corp. during years ended December 31, 2000 and 1999, respectively. The Midland Trusts were all sold prior to December 31, 2000. The gain on sale of these investments was not significant.

In March 2001, the Company purchased twelve certificates each representing a 1% interest in different classes of Owner Trust NS I Trust ("Owner Trusts") for an aggregate investment of $37,868. These certificates were purchased from PNC Bank. The assets of the Owner Trusts consist of commercial mortgage loans originated or acquired by an affiliate of PNC Bank. The Company entered into a $50,000 committed line of credit from PNC Funding Corp. to borrow up to 95% of the fair market value of the Company's interest in the Owner Trusts. Outstanding borrowings against this line of credit bear interest at a LIBOR based variable rate. As of December 31, 2001, there was $13,885 borrowed under this line of credit. The Company earned $1,468 from the Owner Trusts and paid interest of approximately $849 to PNC Funding Corp. as interest on borrowings under a related line of credit for year ended December 31, 2001. During 2001, the Company sold four Owner Trusts. The gain on the sale of those Owner Trusts was $35. The outstanding borrowings were repaid prior to the expiration on March 13, 2002, at which time the remaining Owner Trusts were sold at a gain of $90.

On July 20, 2001, the Company entered into a $50 million commitment to acquire shares in Carbon Capital, Inc. ("Carbon"), a private commercial real estate income opportunity fund managed by the Manager (see Note 5 to the consolidated financial statements). The period during which the Company may be required to purchase shares under the commitment, expires in July 2004.

On May 15, 2000, the Company completed the acquisition of CORE Cap, Inc. The merger was a stock for stock acquisition where the Company issued 4,180,552 shares of its common stock and 2,261,000 shares of its series B preferred stock. At the time of the CORE Cap acquisition, the Manager agreed to pay GMAC (CORE Cap, Inc's external advisor) $12,500 over a ten-year period ("Installment Payment") to purchase the right to manage the assets under the existing management contract ("GMAC Contract"). The GMAC Contract had to be terminated in order to allow for the Company to complete the merger, as the Company's management agreement with the Manager did not provide for multiple managers. As a result the Manager offered to buy-out the GMAC contract as the Manager estimated it would receive incremental fees above and beyond the Installment Payment, and thus was willing to pay for, and separately negotiate, the termination of the GMAC Contract. Accordingly, the value of the Installment Payment was not considered in the Company's allocation of its purchase price to the net assets acquired in the acquisition of CORE Cap, Inc. The Company agreed that should the Management Agreement with its Manager be terminated, not renewed or not extended for any reason other than for cause, the Company would pay to the Manager an amount equal to the Installment Payment less the sum of all payments made by the Manager to GMAC. As of December 31, 2002, the Installment Payment would be $9,500 payable over eight years. The Company does not accrue for this contingent liability.

Note 11 – Stock Options

The Company has adopted a stock option plan (the "1998 Stock Option Plan") that provides for the grant of both qualified incentive stock options that meet the requirements of Section 422 of the Code and non-qualified stock options, stock appreciation rights and dividend equivalent rights. Stock options may be granted to the Manager, directors, officers and any key employees of the Company, directors, officers and key employees of the Manager and to any other individual or entity performing services for the Company.

The exercise price for any stock option granted under the 1998 Stock Option Plan may not be less than 100% of the fair market value of the shares of Common Stock at the time the option is granted. Each option must terminate no more than ten years from the date it is granted. Subject to anti-dilution provisions for stock splits, stock dividends and similar events, the 1998 Stock Option Plan authorizes the grant of options to purchase up to an aggregate of 2,470,453 shares of Common Stock.

For option grants prior to December 15, 1998, the Company considered its officers and directors to be employees for the purposes of stock option accounting. In accordance with the FASB's Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," the Company's officers and directors are not considered to be employees for grants made subsequent to that date.

Of the options issued under the 1998 Stock Option Plan, options covering 979,426 shares of Common Stock were granted prior to December 15, 1998 to individuals deemed to be employees. The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for such options. Accordingly, no compensation cost for these options has been recorded in the consolidated statement of operations. Had compensation cost for these options been determined based on the fair value of the options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have changed to the pro forma amounts indicated below:

	2002	2001	2000
Net income – as reported	$ 59,955	$ 56,271	$ 39,326
Net income – pro forma	59,955	56,218	39,158
Net income per common share, basic – as reported	1.18	1.41	1.37
Net income per common share, basic – pro forma	1.18	1.41	1.36
Net income per common share, diluted – as reported	1.18	1.35	1.28
Net income per common share, diluted – pro forma	1.18	1.35	1.28

For the pro forma, the compensation cost is amortized over the vesting period of the options.

For the options to purchase 786,915 shares of the Company's Common Stock granted to non-employees under the 1998 Stock Option Plan, compensation cost is accrued based on the estimated fair value of the options issued and amortized over the vesting period. Because vesting of the options is contingent upon the recipient continuing to provide services to the Company to the vesting date, the Company estimates the fair value of the non-employee options at each period end, up to the vesting date, and adjusts expensed amounts accordingly. The value of these non-employee options at each period end was negligible and was fully vested by March 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the period ending December 31, 2000. There were no options granted in 2002 and 2001.

	December 31, 2000
Estimated volatility	25%
Expected life	7 years
Risk-free interest rate	6.0%
Expected dividend yield	11.35%

On May 15, 2000, pursuant to the acquisition of CORE Cap, the Company granted stock options to the directors of CORE Cap similar in term and vesting to the stock options the directors held immediately prior to the date of acquisition. The strike price was adjusted for the effect of the acquisition. The options granted are as follows:

Number of Options Granted	Exercise Price	% Vested
76,998	$ 15.58	100%
15,400	15.84	100%
15,400	9.11	100%
15,400	7.82	100%

The fair value of the CORE Cap option grants at the grant date was estimated by the Company using the Black-Scholes option-pricing model. The resulting valuation was negligible.

The following table summarizes information about options outstanding under the 1998 Stock Option Plan:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at January 1	1,766,341	$ 13.87	1,766,341	$ 13.87	1,718,143	$ 14.03
Granted	0	0	0		193,198	11.73
Exercised	(182,700)	8.33	0		0	0
Cancelled	(23,099)	15.63	0	12.91	(145,000)	12.91
Outstanding at December 31	1,560,542	$ 14.49	1,766,341	$ 13.87	1,766,341	$ 13.87
Options exercisable at December 31	1,560,542	$ 14.49	1,400,554	$ 13.70	919,770	$ 14.02
Weighted-average fair value of options granted during the year ended December 31 (per option)		-		-		$ 0.12

The following table summarizes information about options outstanding under the 1998 Stock Option Plan at December 31, 2002:

Exercise Price	Options Outstanding at December 31,2002	Remaining Contractual Life	Options Exercisable at December 31,2002
7.82	11,550	7.1 Years	11,550
8.44	105,000	6.2 Years	105,000
9.11	11,550	6.2 Years	11,550
15.00	1,363,143	5.2 Years	1,363,143
15.58	57,749	4.7 Years	57,749
15.83	11,550	5.2 Years	11,550
$ 7.82-$ 15.83	1,560,542	5.31 Years	1,560,542

Shares of Common Stock available for future grant under the 1998 Stock Option Plan at December 31, 2002 were 727,211.

Note 12 — Borrowings

The Company's borrowings consist of lines of credit, CDO, and reverse repurchase borrowings.

On January 15, 2002, the Company renewed a credit facility with Merrill Lynch Mortgage Capital, Inc. for a twelve-month period, which permits the Company to borrow up to $200,000. As of December 31, 2002, there were no outstanding borrowings under this facility. As of December 31, 2001, the outstanding borrowings under this line of credit were $57,113. The agreement requires assets to be pledged as collateral, which may consist of rated CMBS, rated RMBS, residential and commercial mortgage loans, and certain other assets. Outstanding borrowings under this line of credit bear interest at a LIBOR based variable rate. he facility expired pursuant to its terms.

On July 19, 1999, the Company entered into a $185,000 committed credit facility with Deutsche Bank, AG (the "Deutsche Bank Facility"). The Deutsche Bank Facility has a two-year term and provides for extensions at the Company's option. The Deutsche Bank Facility was extended for a one-year term through July 19, 2002. The facility was extended a second time through July 15, 2005. The Deutsche Bank Facility can be used to replace existing reverse repurchase agreement borrowings and to finance the acquisition of mortgage-backed securities, loan investments and investments in real estate joint ventures. As of December 31, 2002 and December 31, 2001, the outstanding borrowings under this facility were $19,189 and $43,409, respectively. Outstanding borrowings under the Deutsche Bank Facility bear interest at a LIBOR based variable rate.

On July 18, 2002, the Company entered into a $75,000 committed credit facility with Greenwich Capital, Inc. The facility provides the Company with the ability to borrow only in the first year with repayment of principal not due for three years. Outstanding borrowings under this line of credit bear interest at a LIBOR based variable rate. As of December 31, 2002, there were no borrowings under this facility.

The Company is subject to various covenants in its lines of credit, including maintaining a minimum GAAP net worth of $305,000, a debt-to-equity ratio not to exceed 5.5 to 1, a minimum cash requirement based upon certain debt-to-equity ratios, a minimum debt service coverage ratio of 1.5 and a minimum liquidity reserve of $10,000. As of December 31, 2002 and 2001, the Company was in compliance with all such covenants.

On May 29, 2002, the Company issued ten tranches of secured debt through CDO I. In this transaction, a wholly-owned subsidiary of the Company issued secured debt in the par amount of $419,185 secured by the subsidiary's assets. The adjusted issue price of the CDO I debt, as of December 31, 2002, is $403,983. Five tranches were issued at a fixed rate coupon and five tranches were issued at a floating rate coupon with a combined weighted average remaining maturity of 9.29 years. All floating rate coupons were swapped to fixed resulting in a total fixed rate cost of funds for CDO I of approximately 7.21%. The Company incurred $9,857 of issuance costs which will be amortized over the weighted average life of the CDO. The CDO was structured to match fund the cash flows from a significant portion of the Company's CMBS and unsecured real estate investment trust debt portfolio ("REIT debt"). The par amount as of December 31, 2002 of the collateral securing CDO I consists of 78% CMBS rated B or higher and 22% REIT debt rated BBB or higher. As of December 31, 2002, the collateral securing the CDO I has a fair value of $443,511.

On December 10, 2002, the Company issued seven tranches of secured debt through CDO II. In this transaction, a wholly-owned subsidiary of the Company issued secured debt in the par amount of $280,783 secured by the subsidiary's assets. The adjusted issue price of the CDO II debt as of December 31, 2002 is $280,607. Four tranches were issued at a fixed rate coupon and three tranches were issued at a floating rate coupon with a combined weighted average remaining maturity of 9.34 years. All floating rate coupons were swapped to fixed resulting in a total fixed rate cost of funds for CDO II of approximately 5.73%. The Company incurred $6,028 of issuance costs which will be amortized over the weighted average life of the CDO. The CDO was structured to match fund the cash flows from a significant portion of the Company's CMBS and unsecured real estate investment trust debt portfolio (REIT debt). The par amount as of December 31, 2002 of the collateral securing CDO II consists of 78% CMBS rated B or higher and 22% REIT debt rated BBB or higher. As of December 31, 2002, the collateral securing CDO II has a fair value of $283,258.

Proceeds from the CDOs were used to pay off all of the financing of the Company's CMBS below investment grade portfolio, BBB portfolio and its REIT debt. Prior to the CDOs, these portfolios were financed with thirty-day repurchase agreements with various counter-parties that marked the assets to market on a daily basis at interest rates based on 30-day LIBOR. For accounting purposes, these transactions were treated as a secured financing, and the debt is non-recourse to the Company.

The Company has entered into reverse repurchase agreements to finance most of its securities available for sale that are not financed under its lines of credit or from the issuance of its collateralized debt obligations. The reverse repurchase agreements are collateralized by most of the Company's securities available for sale and bear interest at a LIBOR based variable rate.

Certain information with respect to the Company's collateralized borrowings as of December 31, 2002 is summarized as follows:

	Lines of Credit and Term Loans	Reverse Repurchase Agreements	Collateralized Debt Obligations	Total Collateralized Borrowings
Outstanding borrowings	$ 19,189	$ 1,457,882	$ 684,590	$ 2,161,661
Weighted average borrowing rate	3.40%	1.37%	6.60%	3.04%
Weighted average remaining maturity	524 days	21 days	3,398 days	1,095 days
Estimated fair value of assets pledged	$ 37,310	$ 1,527,766	$ 726,769	$ 2,291,845

As of December 31, 2002, there were no borrowings outstanding under the lines of credit that were denominated in pounds sterling.

As of December 31, 2002, the Company's collateralized borrowings had the following remaining maturities:

	Lines of Credit and Term Loans	Reverse Repurchase Agreements	Collateralized Debt Obligations	Total Collateralized Borrowings
Within 30 days	$ -	$ 1,457,882	$ -	$ 1,457,882
31 to 59 days	-	-	-	-
Over 60 days	19,189	-	684,590	703,779
	$ 19,189	$ 1,457,882	$ 684,590	$ 2,161,661

Certain information with respect to the Company's collateralized borrowings as of December 31, 2001 is summarized as follows:

	Lines of Credit and Term Loans	Reverse Repurchase Agreements	Total Collateralized Borrowings
Outstanding borrowings	$ 115,747	$ 1,720,191	$ 1,835,938
Weighted average borrowing rate	3.62%	1.94%	2.04%
Weighted average remaining maturity	186 days	18 days	29 days
Estimated fair value of assets pledged	$ 173,139	$ 1,825,971	$ 1,999,110

At December 31, 2001, $20,356 of borrowings outstanding under the lines of credit was denominated in pounds sterling, and interest payable is based on sterling LIBOR.

As of December 31, 2001, the Company's collateralized borrowings had the following remaining maturities:

	Lines of Credit and Term Loans	Reverse Repurchase Agreements	Total Collateralized Borrowings
Within 30 days	$ 58,453	$ 1,700,420	$ 1,758,873
31 to 59 days	-	19,771	19,771
Over 60 days	57,294	-	57,294
	$ 115,747	$ 1,720,191	$ 1,835,938

Under the lines of credit and the reverse repurchase agreements, the respective lender retains the right to mark the underlying collateral to estimated market value. A reduction in the value of its pledged assets will require the Company to provide additional collateral or fund margin calls. From time to time, the Company expects that it will be required to provide such additional collateral or fund margin calls.

Note 13 — Derivative Instruments

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of change in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company uses interest rate swaps to manage exposure to variable cash flows on portions of its borrowings under reverse repurchase agreements and as trading derivatives intended to offset changes in fair value related to securities held as trading assets. On the date in which the derivative contract is entered, the Company designates the derivative as either a cash flow hedge or a trading derivative.

The reverse repurchase agreements bear interest at a LIBOR based variable rate. Increases in the LIBOR rate could negatively impact earnings. The interest rate swap agreements allow the Company to receive a variable rate cash flow based on LIBOR and pay a fixed rate cash flow, mitigating the impact of this exposure.

Interest rate swap agreements contain an element of risk in the event that the counterparties to the agreements do not perform their obligations under the agreements. The Company minimizes its risk exposure by entering into agreements with parties rated at least A or better by Standard & Poor's Rating Services. Furthermore, the Company has interest rate swap agreements established with several different counterparties in order to reduce the risk of credit exposure to any one counterparty. Management currently does not expect any counterparty to default on their obligations. As of December 31, 2002, the counterparties for all of the Company's swaps are Deutsche Bank AG and Merrill Lynch Capital Services, Inc., with ratings of AA- and A+, respectively.

On January 1, 2001, the Company reclassified certain of its adjustable rate agency debt securities, with an amortized cost of $64,432, from available-for-sale to held for trading. An interest rate swap agreement with a $25,000 notional amount that had been designated as hedging these debt securities was similarly reclassified. The unrealized gain of $895 related to the adjustable rate agency debt securities and the unrealized loss of $2,798 related to the interest rate swap as of January 1, 2001 were reclassified from OCI and recorded as the cumulative transition adjustment to earnings upon adoption of SFAS 133. The net cumulative effect of adopting SFAS 133 was ($1,903) and is reflected as "Cumulative Transition Adjustment – SFAS 133" on the consolidated statement of operations.

In addition, on January 1, 2001, the Company re-designated interest rate swap agreements with notional amounts aggregating $98,000 that had been hedging available-for-sale debt securities as cash flow hedges of its variable rate borrowings under reverse repurchase agreements. The fair value of these swap agreements on January 1, 2001, with a cumulative unrealized loss of ($9,853), remained in OCI at the date of adoption of FAS 133, and therefore, did not result in a transition adjustment.

Because of the de-designation and re-designation of the $98,000 interest rate swaps, the Company is required to reclassify the related $9,853 recorded in OCI. Reclassification is on a straight-line basis over the shorter of the life of the swap or the previously hedged assets and is recognized as a reduction of interest income. For the years ended December 31, 2002 and 2001, $994 was reclassified as a reduction of interest income and $248 will be reclassified as a reduction of interest income each quarter for the next 12 months.

In addition, on January 1, 2001, the Company re-designated interest rate swap agreements with notional amounts aggregating $57,744 that had been hedging available-for-sale debt securities to hedges of trading securities. These interest rate swap agreements were sold in January 2001 and the loss of $795 is included in loss on securities held for trading. As of December 31, 2000, the accumulated loss for these interest rate swaps was $3,226. This accumulated loss is being reclassified from OCI as a reduction of income from securities available for sale over the weighted average life of the securities these interest rate swaps were hedging on December 31, 2000. For the years ended December 31, 2002 and 2001, $257 was reclassified as a reduction of interest income.

As of December 31, 2002, the Company had interest rate swaps with notional amounts aggregating $791,287 that were designated as cash flow hedges of borrowings under reverse repurchase agreements. Their aggregate fair value was a $42,667 liability included in other liabilities on the consolidated statement of financial condition. This liability was collateralized with cash listed as restricted cash on the Company's consolidated statement of financial condition. For the year ended December 31, 2002, the net change in the fair value of the interest rate swaps was ($56,553) of which $236 was deemed ineffective and is included as a reduction of interest expense and the gross loss of $56,769 was recorded as an increase to other comprehensive loss. As of December 31, 2002, the $791,287 notional of swaps which were designated as cash flow hedges had a weighted average remaining term of 6.8 years.

During the year ended December 31, 2002, the Company terminated two of its interest rate swaps with notional amounts aggregating $290,000 that were designated as cash flow hedges of borrowings under reverse repurchase agreements. The Company will reclassify from OCI as an increase to interest expense the $15,968 loss in value incurred, over 3.4 years, which was the weighted average remaining term of the swaps at the time they were closed out. For the year ended December 31, 2002, $425 was reclassified as an increase to interest expense and $1,275 will be reclassified as an increase to interest expense each quarter for the next 12 months.

As of December 31, 2002, the Company had interest rate swaps with notional amounts aggregating $371,545 designated as trading derivatives. Their aggregate fair value at December 31, 2002 of ($2,935) is included in other liabilities. For the year ended December 31, 2002, the change in fair value for these trading derivatives was $(1,581) and is included as an addition to loss on securities held for trading in the consolidated statement of operations. As of December 31, 2002, the $371,545 notional of swaps which were designated as trading derivatives had a weighted average remaining term of 5.3 years.

As of December 31, 2001, the Company had interest rate swaps with notional amounts aggregating $682,000 that were designated as cash flow hedges of borrowings under reverse repurchase agreements. Their aggregate fair value was a $9,343 liability included in other liabilities on the consolidated statement of financial condition. This liability was collateralized with cash listed as restricted cash on the Company's consolidated statement of financial condition. For the year ended December 31, 2001, the net change in the fair value of the interest rate swaps was ($12,369) of which $428 was deemed ineffective and is included as additional interest expense and $11,941 was recorded as an increase to other comprehensive loss. As of December 31, 2001, the $682,000 notional of swaps which were designated as cash flow hedges had a weighted average remaining term of 4.6 years.

During the year ended December 31, 2001, the Company terminated two of its interest rate swaps with notional amounts aggregating $105,000 that were designated as cash flow hedges of borrowings under reverse repurchase agreements. The Company will reclassify from OCI as an increase to interest expense the $7,291 loss in value incurred during 2001 though the sale date, over 8.8 years, which was the weighted average remaining term of the swaps at the time they were closed out. For the years ended December 31, 2002 and 2001, $813 and $118 were reclassified as an increase to interest expense in the accompanying consolidated statement of operations, respectively. $203 will be reclassified as an increase to interest expense each quarter for the next 12 months.

As of December 31, 2001, the Company had interest rate swaps with notional amounts aggregating $110,000 designated as trading derivatives. Their aggregate fair value at December 31, 2001 of ($37) is included in trading securities. For the year ended December 31, 2001, the change in fair value for these trading derivatives was $2,320 and is included as a reduction of loss on securities held for trading in the consolidated statement of operations. As of December 31, 2001, the $110,000 notional of swaps which were designated as trading derivatives had a weighted average remaining term of 29.9 years.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively.

In July 2000, the Company redesignated two interest rate agreements from hedging certain of the Company's available-for-sale securities to securities held for trading. These interest rate agreements were redesignated in September 2000 back to hedging certain of the Company's available-for-sale securities. The loss in value of these interest rate agreements during the period they were designated as trading securities was $612 and is included in gain on securities held for trading in the consolidated statement of operations.

Occasionally, counterparties will require the Company or the Company will require counterparties to provide collateral for the interest rate swap agreements in the form of margin deposits. Net deposits are recorded as a component of accounts receivable or other liabilities. Should the counterparty fail to return deposits paid, the Company would be at risk for the fair market value of that asset. At December 31, 2002 and 2001, the balance of such net margin deposits owed to counterparties as collateral under these agreements totaled $14,810 and $1,311, respectively.

The implementation of SFAS 133 did not change the manner in which the Company accounts for its forward currency exchange contracts. Hedge accounting is not applied for these contracts and they are carried at fair value, with changes in fair value included as a component of net foreign currency gain or loss in the consolidated statement of operations. These contracts are intended to manage currency risk in connection with the Company's investment in the London Loan, which is denominated in pounds sterling.

On July 22, 2002, the Company agreed to exchange £8,831 (pounds sterling) for $13,662 (U.S. dollars) on January 21, 2003. On December 17, 2002, the date the London Loan paid off, the Company entered into a forward currency exchange contract to deliver £8,831 (pounds sterling) on January 21, 2003. The Company does not have economic exposure to its forward currency exchange contract. As of December 31, 2001, the Company agreed to exchange £8,831 (pounds sterling) for $12,350 (U.S. dollars) on January 22, 2002. These contracts were intended to economically hedge currency risk in connection with the Company's investment in the London Loan, which was denominated in pounds sterling. The estimated fair value of the forward currency exchange contracts was a liability of $365 and $489 at December 31, 2002 and 2001, respectively, which change was recognized as a reduction of foreign currency losses. In certain circumstances, the Company may be required to provide collateral to secure its obligations under the forward currency exchange contracts, or may be entitled to receive collateral from the counter party to the forward currency exchange contracts. At December 31, 2002 and 2001, no collateral was required under the forward currency exchange contracts.

The contracts identified in the remaining portion of this footnote have been entered into to limit the Company's mark to market exposure to long-term interest rates.

At December 31, 2002, the Company had outstanding short positions of 3,166 five-year and 1,126 ten-year U.S. Treasury Note future contracts, which represented $316,000 and $112,600 in face amounts of U.S. Treasury Notes, respectively. The estimated fair value of the contracts was approximately $(476,676), and the change in fair value related to these contracts is included as a component of loss on securities held for trading. Additionally, the Company had a forward LIBOR cap and with a notional amount of $85,000 and a fair value at December 31, 2002 of $1,207 which is include in other liabilities.

At December 31, 2001, the Company had outstanding short positions of 80 thirty-year U.S. Treasury Bond future contracts and 500 ten-year U.S. Treasury Note future contracts expiring in March 2002, which represented $8,000 and $50,000 in face amount of U.S. Treasury Bonds and Notes, respectively. The estimated fair value of these contracts was approximately $(61,235) at December 31, 2001, and the change in fair value related to these contracts is included as a component of loss on securities held for trading.

At December 31, 2001, the Company had outstanding a short position of 140 Eurodollar futures which expire 35 in each of June, September and December 2003 and 35 in March 2004. The estimated fair value of these contracts was approximately $(32,987) at December 31, 2001, and the change in fair value related to these contracts in included as a component of loss on securities held for trading.

In addition, in December 2001, the Company wrote a call option on a 5-year interest rate swap agreement with a notional amount of $400,000. The option has an expiration date of December 2004. Proceeds received from the sale were $13,180. This transaction was entered into to provide additional short-term rate protection in a rising interest rate environment. The Company wrote the option to accomplish this and take advantage of the high market value of option prices at that time. The estimated fair value of this contract was a liability of $10,500 as of December 31, 2001, and is included in securities held for trading at a gain of $2,680. The Company closed this position in February 2002.

Note 14 — Acquisition of CORE Cap, Inc.

On May 15, 2000, the Company acquired all of the outstanding capital stock of CORE Cap, Inc. ("CORE Cap"), a private real estate investment trust investing in mortgage loans and mortgage-backed securities, in exchange for 4,180,552 shares of the Company's Common Stock and 2,261,000 shares of Series B Preferred Stock. The shares of Common Stock and Preferred Stock issued by the Company were valued at approximately $71,094 on May 15, 2000. The acquisition was accounted for under the purchase method. Application of purchase accounting resulted in an excess of the value of the acquired net assets over the value of the Company's shares of Common Stock and Preferred Stock issued in the acquisition, plus transaction costs. This deferred credit totaled $9,687 and was being amortized as described in "Negative Goodwill" (see Note 1 of the consolidated financial statements). The operations of CORE Cap are included in the Company's consolidated financial statements from May 15, 2000. Pursuant to SFAS 142 (See Recent Accounting Pronouncements), the Company recognized the December 31, 2001 unamortized negative goodwill balance of $6,327 in income during the first quarter of 2002.

Note 15 — Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic income per share is calculated by dividing net income available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted income per share is calculated using the weighted average number of shares of Common Stock outstanding during the period plus the additional dilutive effect of common stock equivalents. The dilutive effect of outstanding stock options is calculated using the treasury stock method, and the dilutive effect of preferred stock is calculated using the "if converted" method.

	For the year ended December 31,		
	2002	2001	2000
Numerator:			
Net Income available to common shareholders before cumulative transition adjustment	$ 48,466	$ 49,210	$ 32,261
Cumulative transition adjustment — SFAS 142	6,327	-	-
Cumulative transition adjustment — SFAS 133	-	(1,903)	-
Numerator for basic earnings per share	54,793	47,307	32,261
Effect of 10.5% series A senior cumulative redeemable preferred stock	-	3,420	3,232
Numerator for diluted earnings per share	54,793	50,727	35,493
Denominator:			
Denominator for basic earnings per share — weighted average common shares outstanding	46,411	33,568	23,587
Effect of 10.5% series A senior cumulative redeemable preferred stock	7	3,993	4,082
Dilutive effect of stock options	34	55	-
Denominator for diluted earnings per share —weighted average common shares outstanding and common stock equivalents outstanding	46,452	37,616	27,669
Basic net income per weighted average common share:			
Income before cumulative transition adjustment	$ 1.04	$ 1.47	$ 1.37
Cumulative transition adjustment — SFAS 142	0.14	-	-
Cumulative transition adjustment — SFAS 133	-	(0.06)	-
Net income	**$ 1.18**	**$ 1.41**	**$ 1.37**
Diluted net income per weighted average common share and common stock equivalents:			
Income before cumulative transition adjustment	$ 1.04	$ 1.40	$ 1.28
Cumulative transition adjustment — SFAS 142	0.14	-	-
Cumulative transition adjustment — SFAS 133	-	(0.05)	-
Net income	**$ 1.18**	**$ 1.35**	**$ 1.28**

Note 16 — Summarized Quarterly Results (Unaudited)

The following is a presentation of quarterly results of operations:

	Quarters Ending							
	March 31		June 30		September 30		December 31	
	2002	2001	2002	2001	2002	2001	2002	2001
Interest Income	$ 39,351	$ 26,340	$ 38,732	$ 28,405	$ 41,754	$ 36,246	$ 42,609	$ 40,229
Expenses:								
Interest	11,640	12,272	15,474	11,665	18,836	18,341	19,068	17,123
Management fee and other	5,983	3,135	2,775	2,951	3,083	3,381	3,009	3,268
Total Expenses	17,623	15,407	18,249	14,616	21,919	21,722	22,077	20,391
Gain (loss) on sale of securities available for sale	(4,079)	1,947	4,154	5,134	9,538	175	1,778	145
Gain (loss) on securities held for trading	4,014	692	(11,914)	(124)	(15,948)	1,875	(5,407)	(5,047)
Foreign currency (loss) gain	(247)	104	18	5	(151)	(91)	(432)	(23)
Loss on impairment of asset [1]	-	-	-	(5,702)	-	-	(10,273)	-
Net income before cumulative transition adjustment	$ 21,416	$ 13,676	$ 12,741	$ 13,102	$ 13,274	$ 16,483	$ 6,198	$ 14,913
Cumulative transition adjustment – SFAS 133[1]	-	(1,903)	-	-	-	-	-	-
Cumulative transition adjustment – SFAS 142[1]	6,327	-	-	-	-	-	-	-
Net Income	$ 27,743	$ 11,773	$ 12,741	$ 13,102	$ 13,274	$ 16,483	$ 6,198	$ 14,913
Dividends and accretion on redeemable convertible preferred stock	1,389	2,289	1,382	2,287	1,196	2,290	1,195	2,098
Net income available to common stockholders	$ 26,354	$ 9,484	$ 11,359	$ 10,815	$ 12,078	$ 14,193	$ 5,003	$ 12,815
Net income per share:								
Basic	$ 0.58	$ 0.35	$ 0.25	$ 0.33	$ 0.26	$ 0.40	$ 0.11	$ 0.33
Diluted	$ 0.58	$ 0.33	$ 0.25	$ 0.32	$ 0.26	$ 0.38	$ 0.11	$ 0.31

(1) The loss on impairment of asset and the cumulative transition adjustments related to the adoption of SFAS 133 and SFAS 142 are considered by the Company to be non-recurring events

Common Stock and Market Data

The Company's Common Stock has been listed and is traded on the New York Stock Exchange under the symbol "AHR" since the initial public offering in March 1998. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the New York Stock Exchange for the Company's Common Stock and the dividends declared by the Company with respect to the periods indicated as were traded during these respective time periods.

	High	Low	Last Sale	Dividends Declared
2001				
First Quarter	$ 9.85	$ 7.56	$ 9.65	$ .30
Second Quarter	11.08	9.29	11.05	.32
Third Quarter	11.69	10.05	10.40	.32
Fourth Quarter	11.21	9.50	10.99	.35
2002				
First Quarter	11.86	10.80	11.50	.35
Second Quarter	13.25	11.15	13.25	.35
Third Quarter	13.20	9.40	11.30	.35
Fourth Quarter	11.70	9.90	10.90	.35

On March 21, 2003, the closing sale price for the Company's Common Stock, as reported on the New York Stock Exchange, was $11.98. As of March 21, 2003, there were approximately 877 record holders of the Common Stock. This figure does not reflect beneficial ownership of shares held in nominee name.

Independent Auditors' Report

To the Board of Directors and Stockholders of Anthracite Capital, Inc.

We have audited the accompanying consolidated statements of financial condition of Anthracite Capital, Inc. and subsidiaries (the "Company") at December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Anthracite Capital, Inc. and subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

New York, New York
March 21, 2003

Corporate Information

Corporate Officers

Hugh R. Frater
President &
Chief Executive Officer

Richard M. Shea, Esq.
Chief Operating Officer &
Chief Financial Officer

Chris A. Milner
Chief Investment Officer &
Vice President

Dan Sefcik
Chief Credit Officer &
Vice President

Robert L. Friedberg
Vice President & Secretary

Mark Warner, CFA
Vice President

Alex Zabik
Vice President

Board of Directors

Laurence D. Fink
Chairman of the Board

Hugh R. Frater

David M. Applegate

Donald G. Drapkin

Carl F. Geuther

Jeffrey C. Keil

Leon T. Kendall

Kendrick R. Wilson, III

Corporate Headquarters

Anthracite Capital, Inc.
40 East 52nd Street
New York, NY 10022
(212) 409-3333
www.anthracitecapital.com

Legal Counsel
Skadden, Arps, Slate, Meagher &
Flom LLP
4 Times Square
New York, NY 10036

Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1434

Stock Transfer Agent and Registrar
Shareholder Inquiries, transfer requests or address changes should be addressed to:
c/o American Stock Transfer & Trust Company
Stockholder Services Department
59 Maiden Lane
New York, NY 10038
877-248-6416 or 212-936-5100
Mon-Thurs: 8:00 am - 7:00 pm
(Eastern Time)
Fri. 8:00 am - 5:00 pm
Excluding Holidays
Many inquiries may be handled on our website at www.amstock.com

Please include your name, address and telephone number with correspondence.

Stock Exchange Listing
Anthracite's common stock is listed on the New York Stock Exchange
(symbol: AHR)

Annual Meeting
The Annual Meeting of the Stockholders will be held on Tuesday, May 20, 2003 at 10 am Eastern Time at the Omni Berkshire Place
21 East 52nd Street, Second Floor
New York, New York.



40 East 52nd Street, New York, NY 10022

ANTHRACITE